File No. 812-14203

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND

AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT

FROM SECTION 17(a) THEREOF

Minnesota Life Insurance Company

Variable Annuity Account

Minnesota Life Variable Life Account

Minnesota Life Variable Universal Life Account

Group Variable Universal Life Account

Variable Universal Life Account II

Securian Life Insurance Company

Securian Life Variable Universal Life Account

Securian Funds Trust

Communications, Notice and Order to: Michael P. Boyle, Esq. Minnesota Life Insurance Company 400 Robert Street North St. Paul, Minnesota 55101-2098	Questions and Copies of Communications, Notice and Order to: Ann B. Furman, Esq. Carlton Fields Jorden Burt, P.A. 1025 Thomas Jefferson St. N.W. Suite 400 East Washington, D.C. 20007

Application Filed March 27, 2014

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
)
Minnesota Life Insurance Company	)
Variable Annuity Account	)
Minnesota Life Variable Life Account	)
Minnesota Life Variable Universal Life Account	)
Group Variable Universal Life Account	)
Variable Universal Life Account II	)
Securian Life Insurance Company	)
Securian Life Variable Universal Life Account	)
Securian Funds Trust	)
)
400 Robert Street North	)
St. Paul, Minnesota 55101-2098)
)
File No. 812-14203)
)

AMENDED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND

AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE ACT

FROM SECTION 17(a) THEREOF

Minnesota Life Insurance Company (“Minnesota Life”), Variable Annuity Account (“VAA”), Minnesota Life Variable Life Account (“VLI”), Minnesota Life Variable Universal Life Account (“VGUL”), Group Variable Universal Life Account (“Private VGUL I”), Variable Universal Life Account II (“Private VGUL II”), Securian Life Insurance Company (“Securian Life”),1 and Securian Life Variable Universal Life Account (“SVGUL”)2 hereby file this amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940 (the “1940 Act”), approving certain proposed substitutions of the securities described herein (the “Proposed Substitutions”). The date of the Proposed Substitutions is expected to be on or about May 1, 2014 (the “Substitution Date”). The Life Companies and the Separate Accounts are hereinafter referred to collectively as the “Section 26 Applicants.”

[1]	Minnesota Life and Securian Life are sometimes referred to individually as a “Life Company” and collectively as the “Life Companies.”
[2]	VAA, VLI, VGUL, Private VGUL I, Private VGUL II, and SVGUL are sometimes referred to individually as a “Separate Account” and collectively as the “Separate Accounts.”

Securian Funds Trust (“SFT”), the Life Companies and the Separate Accounts (collectively, the “Section 17 Applicants”) also hereby apply for an order of exemption pursuant to Section 17(b) of the 1940 Act from Section 17(a) thereof to the extent necessary to permit them to effectuate the Proposed Substitutions by redeeming all or a portion of the securities of one or more of the Existing Portfolios (as defined herein) in-kind and using those portfolio securities received from the Existing Portfolios to purchase shares of the Replacement Portfolios (as defined herein) (the “In-Kind Transactions”).

Minnesota Life and Securian Life are also seeking approval of the Proposed Substitutions from any state insurance regulator where approval may be necessary.

I. STATEMENT OF FACTS

A. Minnesota Life and Securian Life

Minnesota Life is a stock life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company (“Minnesota Mutual”), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named “Minnesota Mutual Companies, Inc.” Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named Minnesota Life. Minnesota Life is an indirect, wholly-owned subsidiary of Minnesota Mutual Companies, Inc. All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named “Securian Financial Group, Inc.,” which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named “Securian Holding Company,” which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc. Minnesota Life is licensed to engage in the life insurance business in all states of the United States (except New York), the District of Columbia, Puerto Rico and Guam.

Securian Life is a stock life insurance company organized under the laws of Minnesota. It is licensed to conduct a life insurance business in all states. Securian Life is a wholly-owned subsidiary of Minnesota Life.

B. The Separate Accounts

Minnesota Life serves as the depositor of all the Separate Accounts except for SVGUL. Securian Life serves as the depositor for SVGUL. Each of the Separate Accounts is a segregated asset account of Minnesota Life or Securian Life, as applicable, and was established under Minnesota law pursuant to resolutions of the applicable Life Company’s Board of Directors to fund the variable annuity contracts, variable life insurance policies, or variable universal life insurance policies described in Appendix A hereto (the “VA Contracts,” “VLI Policies,” “VGUL Policies,” “SVGUL Policies,” “Private VGUL I Policies,” and “Private VGUL II Policies,” respectively; each a “Contract,” and collectively, the “Contracts”). Each Separate Account, except for Private VGUL I and Private VGUL II,3 is registered under the 1940 Act as a unit investment trust.4 Interests under the Contracts, except for Contracts issued through Private VGUL I and Private VGUL II,5 are registered under the Securities Act of 1933, as amended (the “1933 Act”).6 Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund (“Portfolio”). Purchase payments under the Contracts are allocated to one or more Subaccounts. Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Life Companies. That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of the Life Companies.

[3]

Private VGUL I and Private VGUL II are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) thereof. Although Private VGUL I and Private VGUL II are exempt from registration under the 1940 Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the 1940 Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the matter provided in Section 26 of the 1940 Act.

[4]

The 1940 Act registration statements for the Separate Accounts are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application.

[5]

Contracts issued through Private VGUL I and Private VGUL II are sold without registration under the 1933 Act in reliance on the private offering exemption of Section 4(2) of the 1933 Act and Regulation D thereunder.

[6]

The 1933 Act registration statements for the securities are identified in Appendix A hereto. Pursuant to Rule 0-4 under the 1940 Act, such registration statements are hereby incorporated by reference herein to the extent necessary to support and supplement the descriptions and representations contained in this Application.

C. The Contracts

1. Contract Value. The Contracts include the VA Contracts, VLI Policies, VGUL Policies, SVGUL Policies, Private VGUL I Policies, and Private VGUL II Policies listed in Appendix A hereto. The Contracts may be issued as individual or group Contracts. Contract owners (and participants in group Contracts) (each a “Contract Owner,” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”) to one or more Subaccounts that are available as investment options under the Contracts. In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of a Life Company’s general account.

2. Transfers. Each Contract permits its owner to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to certain potential restrictions if the respective Life Company determines such transfers may disadvantage or potentially harm the rights and interests of other policyholders. No sales charge applies to any such transfer of Contract value among Subaccounts. None of the Contracts currently assess a transfer charge, however, some Contracts provide for the possibility of transfer charges, as described in the table below. No transfer charge will apply in connection with the Proposed Substitutions.

Contract	Transfer Charge

VA Contracts	Currently no charge. Reserve the right to charge up to $10 per transfer if more than 12 transfers in any single contract year.

VLI Policies	Currently no charge. Transfer subject to a transaction charge not to exceed $10 for each transfer among Subaccounts or guaranteed principal account.

VGUL Policies	Currently no charge. Transfer is subject to a transaction charge up to a minimum of $10, which may be imposed in the future.

SVGUL Policies	Currently no charge. Transfer is subject to a transaction charge up to a minimum of $10, which may be imposed in the future.

Private VGUL I Policies	None.

Private VGUL II Policies	None.

3. Reservation of Right to Substitute Subaccounts. Under the Contracts, the Life Companies reserve the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses or offering documents, as applicable, for the Contracts include appropriate disclosure of this reservation of right.

4. Separate Account Expenses. Under the Contracts, Separate Account expenses borne by existing Contract Owners cannot be unilaterally increased by a Life Company. Optional riders or benefits available under the Contracts are all subject to a maximum charge that applies for the life of the Contracts.7 Nevertheless, each Life Company undertakes not to increase Separate Account expenses under the Contracts affected by the Proposed Substitutions during any period that the contractual limitation on Portfolio expenses described below in Section II.B.2. is in place.

D. SFT

SFT is registered with the Commission as an open-end management investment company under the 1940 Act and its securities are registered under the 1933 Act.8 SFT was organized as a Delaware statutory trust on July 8, 2011. SFT’s predecessor, Advantus Series Fund, Inc. (“Series Fund”) was organized as a Minnesota corporation on February 25, 1985. Effective May 1, 2012, each of the seven then-existing series of the Series Fund was reorganized into a corresponding “shell” series of SFT (“Series”) pursuant to an agreement and plan of reorganization approved by a majority of the shareholders of each series of the Series Fund on October 21, 2011. On May 1, 2012, SFT filed an amendment to the registration statement of the Series Fund and expressly adopted the registration statement of the Series Fund as SFT’s own registration statement pursuant to Rule 414 under the 1933 Act. Each Series succeeded to the accounting and performance histories of its corresponding predecessor series of the Series Fund. Except for the Managed Volatility Fund (which did not become registered until May 1, 2013), the historical information provided for each Series of SFT includes that of the corresponding predecessor series.

[7]

Current charges for such optional riders or benefits may be lower in some cases than the applicable maximum. Any increase in a current charge, however, would apply uniformly to all Contract Owners who have elected such optional riders or benefits and such an increase is independent from and would not in any way be the result of the Proposed Substitutions. The Proposed Substitutions, therefore, will not result in any greater Contract fees or charges being imposed on Contract Owners.

[8]

File Nos. 002-96990 and 811-04279. Pursuant to Rule 0-4 under the 1940 Act, Applicants hereby incorporate these files by reference herein to the extent necessary to supplement and support the descriptions and representations contained in this Application.

SFT currently consists of eight Series. The SFT Board of Trustees (“Board”) has authorized the creation of four new Series. In addition to one unaffiliated Portfolio, the Proposed Substitutions will involve four new Series of SFT. Three of the new SFT Series, T. Rowe Price Value Fund, Ivy® Growth Fund, and Ivy® Small Cap Growth Fund, will offer a single class of shares. The fourth new SFT Series, Pyramis® Core Equity Fund, will offer two classes of shares (Class 1 and Class 2). Each of the current eight Series offers two classes of shares (Class 1 and Class 2), except that Money Market Fund and Managed Volatility Fund offer shares in only one class. Shares of the Series are currently offered through Minnesota Life and Securian Life separate accounts, including the Separate Accounts, to fund variable annuities, variable life insurance policies and variable universal life policies, including the VA Contracts, VLI Policies, VGUL Policies, SVGUL Policies, Private VGUL I Policies, and Private VGUL II Policies. Series shares also may be offered to fund variable annuities, variable life insurance policies, and variable universal life insurance policies issued by other insurance companies. Currently, no other life insurance company invests in any Series. SFT has adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act (“Plan”), covering Class 2 shares and shares of the Money Market Fund and the Managed Volatility Fund (Class 1 shares are not part of the Plan). Under the Plan, each covered share class pays a distribution fee which, on an annual basis, is equal to .25% of the average daily net assets held in such covered share class.

Advantus Capital Management, Inc. (“Advantus” or the “Manager”), an indirect wholly-owned subsidiary of Minnesota Mutual Companies, Inc., serves as the investment manager of each of the Series of SFT. Securian Financial Services, Inc., also an indirect wholly-owned subsidiary of Minnesota Mutual Companies, Inc., serves as the distributor for the shares of the Series.

SFT and the Manager may rely on an order from the Commission that permits the Manager, subject to certain conditions, including approval of the Board, including Trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, and without the approval of shareholders, to: (i) engage a new or additional subadviser (“Subadviser”) for each Series; (ii) enter into and materially amend existing sub-adviser agreements; and (iii) terminate and replace Subadvisers.9 The Manager of Managers Order exempts SFT from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to Subadviser agreements. The Manager of Managers Order also provides SFT and the Manager relief from various disclosure requirements. If a new Subadviser is retained for a Series, Contract Owners would receive all information about the new Subadviser that would be included in a proxy statement (except as modified to provide aggregate fee disclosure as permitted by the Manager of Managers Order), including any change in disclosure caused by the addition of a new Subadviser. The Manager of Managers Order applies to any other existing and future series of SFT (including the SFT Replacement Portfolios as defined herein) and any other existing or future registered open-end management investment company or series thereof that wishes to rely on the relief and (1) uses the “manager of managers” arrangement described in the Manager of Managers Application; (2) complies with the terms and conditions of the Manager of Managers Application; and (3) is advised by the Manager and any entity controlling, controlled by, or under common control with the Manager. The prospectus for each Series discloses and explains the existence, substance, and effect of the Manager of Managers Order. The Manager of Managers Order does not extend to any Subadviser that is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Series or of the Manager, other than by reason of serving as a Subadviser to one or more Series.

Notwithstanding the Manager of Managers Order, SFT has agreed, as a condition of this Application, that it will not change a Subadviser, add a new Subadviser, or otherwise rely on the Manager of Managers Order with respect to any SFT Replacement Portfolio without first obtaining shareholder approval of the change in Subadviser, the new Subadviser or the SFT Replacement Portfolio’s ability to add to replace a Subadviser in reliance on the Manager of Managers Order at a shareholder meeting, the record date for which shall be after the Proposed Substitution has been effected.

[9]

SFT (formerly Advantus Series Fund, Inc.), Investment Company Act Release Nos. 22991 (Jan. 5, 1998) (notice) and 23008 (Jan. 27, 1998) (order) (File No. 812-10542) (“Manager of Managers Order”). The application for the Manager of Managers Order is referred to herein as the “Manager of Managers Application.”

II. THE PROPOSED SUBSTITUTIONS

A. The Existing Portfolios and Replacement Portfolios

The Life Companies, on behalf of themselves and their Separate Accounts, propose to exercise their contractual right to substitute shares of one Portfolio for that of another Portfolio by replacing the shares of 14 existing Portfolios listed below (the “Existing Portfolios”) that are held in Subaccounts of their Separate Accounts with shares of the corresponding replacement Portfolios listed below (the “Replacement Portfolios”). Twelve of the Proposed Substitutions will involve substitutions from unaffiliated Existing Portfolios to affiliated Replacement Portfolios. Two of the Proposed Substitutions will involve substitutions from unaffiliated Existing Portfolios to unaffiliated Replacement Portfolios.

Proposed Substitution	Existing Portfolio	Replacement Portfolio
1	American Century VP Value Fund Class II Shares	SFT T. Rowe Price Value Fund

2	MFS VIT Value Series Service Class Shares	SFT T. Rowe Price Value Fund

3	American Century VP Ultra Fund Class II Shares	SFT Ivy® Growth Fund

4	Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities Class 2 Shares	SFT Ivy® Growth Fund

5	Invesco VI American Franchise Series II Shares	SFT Ivy® Growth Fund

6	Ivy Funds VIP Growth	SFT Ivy® Growth Fund

7	MFS VIT Investors Growth Stock Series Service Class Shares	SFT Ivy® Growth Fund

8	Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA Service Shares	SFT Ivy® Growth Fund

9	Ivy Funds VIP Small Cap Growth	SFT Ivy® Small Cap Growth Fund

10	MFS VIT New Discovery Series Service Class Shares	SFT Ivy® Small Cap Growth Fund

11	Invesco VI Core Equity Fund Series II Shares	SFT Pyramis® Core Equity Fund Class 2 Shares

12	Fidelity VIP Contrafund Initial Class Shares Service Class 2 Shares	SFT Pyramis® Core Equity Fund Class 1 Shares Class 2 Shares

13	Fidelity VIP High Income Service Class 2 Shares	Ivy Funds VIP High Income

14	Oppenheimer Variable Account Funds – Global Strategic Income/VA Service Shares	Ivy Funds VIP High Income

B. Reasons for the Proposed Substitutions

The Proposed Substitutions10 are part of an ongoing effort by the Life Companies to not only make their Contracts more attractive to existing and prospective Contract Owners, but also to make the Contracts more efficient to administer. The Life Companies have carefully reviewed their Contracts and each investment option offered under the Contracts with the goal of providing high-quality investment options. The Section 26 Applicants believe the Proposed Substitutions will help to accomplish these goals. The principal purposes of the Proposed Substitutions are as follows:

1. Simplified Portfolio Offerings. The Proposed Substitutions are designed and intended to simplify the Portfolio offering by eliminating overlapping offerings that largely duplicate one another by having substantially similar investment objectives, strategies and risks. Overlapping investment options create inefficiencies and may be confusing to Contract Owners. Pursuant to this goal, the Life Companies have engaged in a thorough review of the efficiencies and structures of all of the investment options that they offer under the Contracts. This review evaluated the investment objectives and strategies, risk levels, asset sizes, expense ratios, investment performance, investment process, and third party investment advisers (“Advisers”) and portfolio managers responsible for the management of each investment option. In certain cases, the Life Companies offer several investment alternatives (i.e., the Existing Portfolios) that overlap and largely duplicate one another by having substantially similar investment objectives, policies and risks. In this regard, the Proposed Substitutions will simplify the Portfolio offerings by eliminating overlapping offerings that largely duplicate one another by having substantially similar investment objectives, strategies, and risks as follows.

Proposed Substitutions 1 and 2 will involve consolidating the Subaccount assets invested in two multi-cap value Existing Portfolios – American Century VP Value and MFS VIT Value Series – into the SFT T. Rowe Price Value Portfolio. Proposed Substitutions 3 through 8 will involve consolidating the Subaccount assets invested in six large cap growth Existing Portfolios – American Century VP Ultra, Franklin Large Cap Growth Securities, Invesco VI American Franchise, Ivy VIP Growth, MFS VIT Investors

[10]	Unless otherwise indicated, references hereinafter to the Proposed Substitutions include each class of shares indicated above.

Growth Stock, and Oppenheimer Capital Appreciation – into the SFT Ivy® Growth Portfolio. Proposed Substitutions 9 and 10 will involve consolidating the Subaccount assets invested in two small cap growth Existing Portfolios – Ivy VIP Small Cap Growth and MFS VIT New Discovery Series – into the SFT Ivy® Small Cap Growth Portfolio. Proposed Substitutions 11 and 12 will involve consolidating the Subaccount assets invested in two core equity Existing Portfolios – Invesco VI Core Equity and Fidelity VIP Contrafund – into the SFT Pyramis® Core Equity Portfolio. Finally, Proposed Substitutions 13 and 14 will involve consolidating the Subaccount assets invested in two high yield bond Existing Portfolios – Fidelity VIP High Income and Oppenheimer Global Strategies/VA Portfolios – into the Ivy Funds VIP High Income Portfolio.

The Section 26 Applicants believe that eliminating investment option redundancy via the Proposed Substitutions would result in a more consolidated and attractive menu of investment options under the Contracts. Moreover, because the Proposed Substitutions involve consolidating duplicative investment options, the diversity of investment options available under the Contracts will not be adversely impacted. The Section 26 Applicants believe that the deletion of overlapping investment options should not adversely affect Contract Owners given that a similar investment option will remain available under the Contracts after the Proposed Substitutions are completed. In addition, the Contracts will continue to offer a significant number of alternative investment options offering a full range of investment objectives, strategies and Advisers.

2. The Same or Lower Portfolio Operating Expenses. Except for Proposed Substitutions 9, 12 and 13, Contract Owners with Contract value allocated to the Subaccounts of the Existing Portfolios will experience lower total annual operating expenses (before expense waivers or reimbursements) (“annual gross operating expenses”) for the Replacement Portfolio than those of the corresponding Existing Portfolio. The Section 26 Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Contract Owners.

Proposed Substitutions 9, 12 and 13 are expected to result in annual gross operating expenses for the Replacement Portfolio that are higher (0.05%, 0.12%, and 0.01%, respectively) than those of the corresponding Existing Portfolio. However, total net operating expenses are expected to be the same or lower for two years (for Proposed Substitutions 9 and 13) and for the life of each Contract outstanding on the Substitution Date (for Proposed Substitution 12) after Life Company reimbursements.

Proposed Substitutions 11, 12, 13 and 14 are expected to result in a management fee for the Replacement Portfolio that is higher (0.04%, 0.09%, 0.07%, and 0.05%, respectively) than that of the corresponding Existing Portfolio. Notwithstanding, total gross operating expenses for the Replacement Portfolios in Proposed Substitutions 11 and 14 are lower than the corresponding Existing Portfolio. And, the difference between total gross operating expenses (0.01%) for the Replacement Portfolio and Existing Portfolio in Proposed Substitution 13 is immaterial. Moreover, the Section 26 Applicants agree that, except for Proposed Substitutions 11 and 12, for a two year period commencing on the Substitution Date, and for those Contracts with assets allocated to an Existing Portfolio on the Substitution Date, the issuing Life Company, as applicable, will, no later than the last business day of each fiscal quarter, make a reduction in Separate Account (or Subaccount) expenses, to the extent that total annual operating expenses of each Replacement Portfolio (taking into account applicable fee waivers and expense reimbursements) (“annual net operating expenses”) for such period exceeds, on an annualized basis, the corresponding Existing Portfolio’s total annual net operating expenses for the 2013 fiscal year. The Section 26 Applicants further agree that, except for Proposed Substitutions 11 and 12, Separate Account charges for any Contract Owner on the Substitution Date, will not be increased at any time during the two year period following the Substitution Date, while the caps discussed in this paragraph are in effect on the Replacement Portfolios. For Proposed Substitutions 11 and 12, the reimbursements described above will apply for the life of each Contract outstanding on the Substitution Date. Accordingly, Contract Owners will bear the same or lower expenses as a result of the Proposed Substitutions for a period of two years following the Substitution Date (for Proposed Substitutions 1-10, 13 and 14) and for the life of each Contract oustanding on the Substitution Date (for Proposed Substitutions 11 and 12). The Section 26 Applicants believe that these expense limitations and the certainty of annual net operating expenses for the periods stated will appeal to Contract Owners.

3. Fewer and More Uniform Disclosures and Communications. Another benefit of the Proposed Substitutions is that a greater number of Portfolios available through the Contracts will be Series of SFT. As a result, more of the prospectuses and other disclosures and communications that Contract Owners receive regarding their investment options under the Contracts will be in a consistent format. The Section 26 Applicants believe that this greater uniformity in disclosure and communication will enable Contract Owners to more easily locate, compare, and evaluate the information about their investment options under the Contracts. In addition, because most of the Replacement Portfolios are managed by an affiliate of the Life

Companies, greater coordination and consolidation can occur regarding the delivery of prospectuses, supplements, and other disclosures and communications, thereby reducing the volume of mailings a Contract Owner might otherwise receive. Fewer and more uniform disclosures and communications also should result in cost savings to the Life Companies.

4. Improved Portfolio Manager Selection. Subject to shareholder approval of the Manager of Managers arrangement, the Proposed Substitutions will result in more investment options under the Contracts having the improved portfolio manager selection afforded by the Manager of Managers Order, which the Section 26 Applicants believe will appeal to both existing and prospective Contract Owners. Except for Proposed Substitutions 13 and 14, the Proposed Substitutions would replace an outside underlying mutual fund with an underlying mutual fund that is a Series of SFT managed by the Manager. The Manager of Managers Order permits the Manager to appoint, dismiss, and replace Subadvisers and amend sub-advisory agreements with Board approval as necessary or appropriate to seek optimal performance. Under the current sub-advised strategy the Manager employs with respect to the Series,11 the Manager delegates day-to-day portfolio management to the Subadvisers, monitors Subadviser performance, and recommends the addition or removal of Subadvisers when determined to be in the best interests of such Series. This enables the Manager to continuously and efficiently provide state-of-the-art portfolio management. The sub-advised strategy enables the Life Companies to offer a competitive menu of investment options to its existing and prospective Contract Owners. The Section 26 Applicants anticipate this strategy will provide Contract Owners with a more favorable and less confusing overall investment experience.

5. More Efficient Contract Administration. The Proposed Substitutions will enable the Life Companies to more efficiently administer those aspects of the Contracts that pertain to Portfolios. These aspects include not only coordinating mailings of Portfolio disclosures and other communications to Contract Owners, as discussed above, but also various compliance matters, such as computing accumulation unit values pursuant to Rule 22c-1 under the 1940 Act, detecting and preventing market timing or other disruptive trading activities, and monitoring for potential conflicts, including material irreconcilable conflicts due to so-called “mixed and shared funding.” These and other compliance matters can involve significant and in some cases daily communication and coordination between the Life Companies and the Portfolios in which the Subaccounts invest. The Proposed Substitutions will reduce these burdens by enabling the Life Companies to work principally with its affiliate, Advantus, rather than several Advisers in different locations with different policies, procedures, systems, and availability. For the same reasons, the Proposed Substitutions will help to ease the burdens associated with the due diligence that the Life Companies perform in connection with the selection and monitoring of Portfolios as investment vehicles for the Subaccounts.

[11]

For Series that do not have Subadvisers, Advantus is responsible for the day-to-day portfolio management. Subject to shareholder approval, all Series that are Replacement Portfolios will have Subadviser arrangements covered by the Manager of Managers Order.

6. No Expense to Contract Owners. Finally, the Proposed Substitutions are designed to provide Contract Owners with the ability to continue their investment in similar investment options without interruptions and at no additional cost to them. In this regard, the Life Companies or an affiliate will bear all expenses and transaction costs incurred in connection with the Proposed Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract value for each Contract Owner impacted by the Proposed Substitutions will not change as a result of the Substitutions. In addition, the Section 26 Applicants agree that the Life Companies will not increase total Separate Account charges for any existing Contract Owner on the Substitution Date for two (2) years from the Substitution Date, or for Proposed Substitutions 11 and 12, for life of each Contract outstanding on the Substitution Date.

C. Comparison of the Existing and Replacement Portfolios

A side-by-side comparison of the Existing Portfolios and the corresponding Replacement Portfolios appears in Appendix B hereto. Set out below is a narrative discussion of the similarities and differences, if any, between the Existing and Replacement Portfolios.

1. Advisers and Subadvisers. Proposed Substitutions 6 and 9 essentially involve moving the assets attributable to the Contracts from an Existing Portfolio managed by an Adviser to a Replacement Portfolio managed by Advantus and sub-advised by the Adviser of the Existing Portfolio. Accordingly, these Proposed Substitutions will result in no change in the entity, i.e., the Adviser, responsible for the day-to-day portfolio management of the Contract Owners’ assets invested through the Subaccounts in these Portfolios.

Proposed Substitution 12 essentially involves moving the assets attributable to the Contracts from an Existing Portfolio managed by an Adviser (Fidelity Management & Research Company or FMR) and sub-advised by an affiliate of the Adviser (FMR Co., Inc.) to a Replacement Portfolio managed by Advantus and sub-advised by another affiliate of the same Adviser (Pyramis® Global Advisors, LLC).

Proposed Substitutions 1, 2, 3, 4, 5, 7, 8, 10 and 11 involve moving the assets attributable to the Contracts from an Existing Portfolio managed by an Adviser to a Replacement Portfolio managed by Advantus and sub-advised by a different Adviser. Proposed Substitutions 13 and 14 involve moving the assets attributable to the Contracts from an Existing Portfolio managed by an Adviser to a Replacement Portfolio managed by another Adviser.

Specifically, the Proposed Substitutions will use the following Advisers and Subadvisers:

Proposed Substitution	Existing Adviser/Subadviser	New Adviser	New Subadviser
1	American Century Investment Management Inc.	Advantus	T. Rowe Price Associates, Inc.

2	Massachusetts Financial Services Company	Advantus	T. Rowe Price Associates, Inc.

3	American Century Investment Management Inc.	Advantus	Waddell & Reed Investment Management Company

4	Franklin Advisers, Inc.	Advantus	Waddell & Reed Investment Management Company

5	Invesco Advisers, Inc.	Advantus	Waddell & Reed Investment Management Company

6	Waddell & Reed Investment Management Company	Advantus	Waddell & Reed Investment Management Company

7	Massachusetts Financial Services Company	Advantus	Waddell & Reed Investment Management Company

8	Oppenheimer Funds, Inc.	Advantus	Waddell & Reed Investment Management Company

9	Waddell & Reed Investment Management Company	Advantus	Waddell & Reed Investment Management Company

10	Massachusetts Financial Services Company	Advantus	Waddell & Reed Investment Management Company

11	Invesco Advisers, Inc.	Advantus	Pyramis® Global Advisors, LLC

12	Fidelity Management & Research Company/FMR Co. Inc.	Advantus	Pyramis® Global Advisors, LLC

13	Fidelity Management & Research Company/FMR Co. Inc.	Waddell & Reed Investment Management Company	N/A

14	OppenheimerFunds, Inc.	Waddell & Reed Investment Management Company	N/A

With respect to Proposed Substitutions 1 through 12, the Subadvisers were selected based on, among other things, their experienced investment management teams, disciplined investment process, and strong performance track records that have produced attractive absolute and risk adjusted returns. With respect to Proposed Substitutions 13 and 14, the Advisers were selected based on, among other things, their experienced investment management teams, disciplined investment process, and strong performance track records that have produced attractive absolute and risk adjusted returns.

2. Investment Objectives, Investment Strategies, and Principal Risks. In each of the Proposed Substitutions 6, 9 and 12, the investment objectives, principal strategies and principal risks of the Replacement Portfolios will the same as those of the Existing Portfolios. In addition, the current Adviser (or, in the case of Proposed Substitution 12, another affiliate of the current Adviser) will become the Subadviser of the Replacement Portfolios following the Proposed Substitutions and will be responsible for the day-to-day portfolio management. Accordingly, these Proposed Substitutions are entirely consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolios.

a. Proposed Substitutions 1 and 2: In each of Proposed Substitutions 1 and 2, the investment objectives and principal strategies of the Replacement Portfolio (SFT T. Rowe Price Value Fund) will be substantially similar as those of the Existing Portfolios, which are to invest primarily in the equity securities of U.S. companies that the portfolio manager believes are undervalued. For example, in Proposed Substitution 1 and 2, the investment objective of the Replacement Portfolio is long-term capital appreciation by investing in common stocks believed to be undervalued; income is a secondary objective, whereas the investment objective of Existing Portfolio 1 (American Century VP Value Fund) is long-term capital growth; income is a secondary objective, and the investment objective of Existing Portfolio 2 (MFS VIT Value Series) is capital appreciation. In addition, in each of Proposed Substitutions 1 and 2, the principal risks of the Replacement Portfolio, while in some cases described differently in conformity with the applicable disclosure format of the relevant Portfolio, will be substantively identical to those of the Existing Portfolios. Accordingly, these Proposed Substitutions are substantively consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolios.

b. Proposed Substitutions 3 through 8: In each of the Proposed Substitutions 3, 4, 5, 7 and 8, the investment objectives and principal strategies of the Replacement Portfolio (SFT Ivy® Growth Fund) will be substantially similar as those of the Existing Portfolios and, as discussed above, identical to the Existing Portfolio in Proposed Substitution 6, which are to invest primarily in a diversified portfolio of common stocks issued by large capitalization companies. For example, in Proposed Substitutions 3 through 8, the investment objective of the Replacement Portfolio is to provide growth of capital, whereas the investment objective of Existing Portfolio 3 (American Century VP Ultra Fund) is long-term capital growth, the investment objective of Existing Portfolio 4 (Franklin Large Cap Growth Securities), Existing Portfolio 7 (MFS VIT Investors Growth Stock Series), and Existing Portfolio 8 (Oppenheimer Capital Appreciation Fund/VA) is capital appreciation, and the investment objective of Existing Portfolio 5 (Invesco VI American Franchise Fund) is capital growth. In addition, in each of Proposed Substitutions 3 through 8, the principal risks of the Replacement Portfolio, while in some cases described differently in conformity with the applicable disclosure format of the relevant Portfolio, will be substantively identical to those of the Existing Portfolios. Further, each of Proposed Substitutions 3 through 8 invest primarily in investments of large-capitalization companies, however, in Proposed Substitution 4, the Existing Portfolio may invest up to 20% of its net assets in investments of small to medium capitalization companies and in Proposed Substitution 7, the Existing Portfolio may invest in equity securities of both mid- and large-capitalization companies. The Section 26 Applicants believe that these differences do not introduce Contract Owners to materially greater risks than before the Substitution. Accordingly, these Proposed Substitutions are substantively consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolios.

c. Proposed Substitutions 9 and 10: In Proposed Substitution 10, the investment objectives and principal strategies of the Replacement Portfolio (SFT Ivy® Small Cap Growth Fund) will be substantially similar as those of the Existing Portfolio (MFS VIT New Discover Series) and, as discussed above, identical to the Existing Portfolio in Proposed Substitution 9, which is to invest primarily in common stocks of small capitalization companies. For example, in Proposed Substitution 10, the investment objective of the Replacement Portfolio is to provide growth of capital, whereas the investment objective of Existing Portfolio is capital appreciation. In addition, in Proposed Substitutions 9 and 10, the principal risks of the Replacement Portfolio, while in some cases described differently in conformity with the applicable disclosure format of the relevant Portfolio, will be substantively identical to those of the Existing Portfolio. Accordingly, these Proposed Substitutions are substantively consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolio.

d. Proposed Substitutions 11 and 12: In Proposed Substitution 11, the investment objectives and principal strategies of the Replacement Portfolio (SFT Pyramis® Core Equity Fund) will be substantially similar as those of the Existing Portfolio (Invesco VT Core Equity Fund) and, as discussed above, identical to the Existing Portfolio in Proposed Substitution 12, which is to invest in “growth” stocks or “value” stocks or both. For example, in Proposed Substitution 11, the investment objective of the Replacement Portfolio is long-term capital appreciation, whereas the investment objective of Existing Portfolio is long-term growth of capital. In addition, in Proposed Substitutions 11 and 12, the principal risks of the Replacement Portfolio, while in some cases described differently in conformity with the applicable disclosure format of the relevant Portfolio, will be substantively identical to those of the Existing Portfolio. Accordingly, these Proposed Substitutions are substantively consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolio.

e. Proposed Substitutions 13 and 14: In each of the Proposed Substitutions 13 and 14, the investment objectives of the Replacement Portfolio (Ivy Funds VIP High Income) will be substantially similar to those of the Existing Portfolios, which are to invest primarily in debt securities, including lower-grade, high-yield securities. For example, in Proposed Substitutions 13 and 14, the investment objective of the Replacement Portfolio is to seek to provide total return through a combination of high current income and capital appreciation, whereas that of the Existing Portfolio 13 (Fidelity VIP High Income) is to seek a high level of current income, while considering growth of capital, and that of Existing Portfolio 14 (Oppenheimer Variable Account Funds Global Strategic Income/VA) is to seek total return. In addition, in Proposed Substitutions 13 and 14, the principal risks of the Replacement Portfolio, while in some cases described differently in conformity with the applicable disclosure format of the relevant Portfolio, will be substantively identical to those of the Existing Portfolios. Accordingly, these Proposed Substitutions are substantively consistent with the investment decisions made by Contract Owners when they selected the Existing Portfolios.

3. Third-Party Investment Categories. In each of the Proposed Substitutions, the Existing Portfolio and the Replacement Portfolio are consistent in additional ways. For example, in each of the Proposed Substitutions 1 and 2 (multi-cap value); 3 through 8 (large cap growth); 9 and 10 (small cap growth); 11 and 12 (core equity); and 13 and 14 (high yield bond), the Existing Portfolios and the Replacement Portfolio fit into the same investment category and style box of a leading third-party investment provider. In addition, for Proposed Substitutions 3 through 8, the Existing Portfolios have very similar market capitalization allocations to the market capital allocation that is planned for the Replacement Portfolio. Further, for Proposed Substitutions 13 and 14, the Existing Portfolios and the Replacement Portfolio had a very similar asset allocation (as a percentage of each Portfolio’s net assets) as of December 31, 2012.

4. Fees, Expenses, and Assets. As shown in the tables below,12 the management fees are substantially similar between the Existing and Replacement Portfolios.

In addition, the 12b-1 fees charged by the Replacement Portfolios are equal to those charged by the corresponding Existing Portfolio.

Furthermore, as shown in the tables below, annual gross operating expenses of the Replacement Portfolio in each Proposed Substitution except Proposed Substitutions 9, 12 and 13 are estimated to be the same or less than that of the corresponding Existing Portfolio. In Proposed Substitutions 9, 12 and 13, annual gross operating expenses of each Replacement Portfolio are estimated to be higher (5 basis points, 12 basis points, and 1 basis point, respectively) than those of each corresponding Existing Portfolio, but annual gross operating expenses will be the same for a period of two years from the Substitution Date (for Proposed Substitutions 9 and 13) and for the life of each Contract outstanding on the Substitution Date (for Proposed Substitution 12).

[12]

The expense data in the tables below for the Existing Portfolios are shown as a percentage of average daily net assets as of December 31, 2012. The data for the Replacement Portfolios in Proposed Substitutions 1 through 12 are estimates for the current year.

EXPENSES13

Proposed Substitution 1

	Existing Portfolio	Replacement Portfolio
	American Century VP Value Fund	SFT T. Rowe Price Value Fund
Shares	Class II Shares
Management Fee	0.90% of first $500 million 0.85% of next $500 million 0.80% over $1 billion Current: 0.87%	0.67% of first $1 billion 0.65% on next $1.5 billion 0.60% over $2.5 billion Current: 0.67%
Other Expenses	0.01%	0.09%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.13%	1.01%
Expense Waiver	0.04%	0.00%
Total Net Expenses	1.09%	1.01%

[13]

Figures shown in Proposed Substitutions 1 through 12 are based on Manager’s estimates of the total annual operating expenses of the Replacement Portfolios for the current year as compared to those of the Existing Portfolios for the most recently completed fiscal year (or current year estimate if materially different) based on the anticipated asset levels of the Replacement Portfolios following the Proposed Substitutions, which will be smaller than the current asset levels of the Existing Portfolios. Because the Replacement Portfolios in Proposed Substitutions 1 through 12 have no operating history, the Manager cannot, of course, predict these expenses with certainty.

Proposed Substitution 2

	Existing Portfolio	Replacement Portfolio
	MFS VIT Value Series	SFT T. Rowe Price Value Fund
Shares	Service Class Shares
Management Fee	0.75% of first $1 billion 0.65% over $1 billion 0.60% over $2.5 billion Current: 0.72%	0.67% of first $1 billion 0.65% on next $1.5 billion 0.60% over $2.5 billion Current: 0.67%
Other Expenses	0.06%	0.09%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.03%	1.01%
Expense Waiver	0.00%	0.00%
Total Net Expenses	1.03%	1.01%

Proposed Substitution 3

	Existing Portfolio	Replacement Portfolio
	American Century VP Ultra Fund	SFT Ivy® Growth Fund
Shares	Class II Shares
Management Fee	0.90% of first $500 million 0.85% of next $500 million 0.80% over $1 billion Current: 0.90%	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.67%
Other Expenses	0.01%	0.05%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.16%	0.97%
Expense Waiver	0.04%	0.00%
Total Net Expenses	1.12%	0.97%

Proposed Substitution 4

	Existing Portfolio	Replacement Portfolio
	Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities	SFT Ivy® Growth Fund
Shares	Class 2 Shares
Management Fee	0.75% up to $500 million 0.625% over $500 million 0.50% over $1 billion Current: 0.75%	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.67%
Other Expenses	0.05%	0.05%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.05%	0.97%
Expense Waiver	0.00%	0.00%
Total Net Expenses	1.05%	0.97%

Proposed Substitution 5

	Existing Portfolio	Replacement Portfolio
	Invesco VI American Franchise	SFT Ivy® Growth Fund
Shares	Series II Shares
Management Fee

0.695% first $250 million

0.67% next $250 million

0.645% next $500 million

0.62% next $550 million

0.60% next $3.45 billion

0.595% next $250 million

0.57% next $2.25 billion

0.545% next $2.5 billion

0.52% over $10 billion

		0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
	Current: 0.68%	Current: 0.67%
Other Expenses	0.30%	0.05%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.23%	0.97%
Expense Waiver	0.08%	0.00%
Total Net Expenses	1.15%	0.97%

Proposed Substitution 6

	Existing Portfolio	Replacement Portfolio
	Ivy Funds VIP Growth	SFT Ivy® Growth Fund
Shares
Management Fee	I. Payable Rates 0.70% up to $1 billion 0.65% over $1 billion 0.60% over $2 billion 0.55% over $3 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion

II. October 1, 2006 through September 30, 2016, rates reduced pursuant to management fee waiver

0.67% up to $1 billion

0.65% over $1 billion

0.60% over $2 billion

0.55% over $3 billion

III. Current: 0.70%

		Current: 0.67%
Other Expenses	0.05%	0.05%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.00%	0.97%
Expense Waiver	0.03%	0.00%
Total Net Expenses	0.97%	0.97%

Proposed Substitution 7

	Existing Portfolio	Replacement Portfolio
	MFS VIT Investors Growth Stock Series	SFT Ivy® Growth Fund
Shares	Service Class Shares
Management Fee	0.75% of first $1 billion 0.65% over $1 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion
	Current: 0.75%	Current: 0.67%
Other Expenses	0.08%	0.05%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.08%	0.97%
Expense Waiver	0.00%	0.00%
Total Net Expenses	1.08%	0.97%

Proposed Substitution 8

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA	SFT Ivy® Growth
Shares	Service Shares
Management Fee	0.75% of first $200 million 0.72% of next $200 million 0.69% of next $200 million 0.66% of next $200 million 0.60% over $800 million Current: 0.69%	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.67%
Other Expenses	0.12%	0.05%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.06%	0.97%
Expense Waiver	0.01%	0.00%
Total Net Expenses	1.05%	0.97%

Proposed Substitution 9

	Existing Portfolio	Replacement Portfolio
	Ivy Funds VIP Small Cap Growth	SFT Ivy® Small Cap Growth Fund
Shares
Management Fee

I. Payable Rates

0.85% up to $1 billion

0.83% over $1 billion

0.80% over $2 billion

0.76% over $3 billion

II. October 1,2006 through September 30, 2016, rates reduced pursuant to management fee waiver

0.83% up to $1 billion

0.83% over $1 billion

0.80% over $2 billion

0.76% over $3 billion

		0.85% up to $1 billion* 0.80% on next $2 billion 0.76% over $3 billion
	III. Current: 0.85%	Current: 0.85%*
Other Expenses	0.06%	0.11%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.16%	1.21%
Expense Waiver	0.02%	0.07%*
Total Net Expenses	1.14%	1.14%

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s management fee exceeds 0.83% on assets over $1 billion, or to the extent net expenses of the Replacement Portfolio exceed those of the Existing Portfolio for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio. This agreement expires on the close of the last business day before September 30, 2016, and may not be amended or terminated prior to that date.

Proposed Substitution 10

	Existing Portfolio	Replacement Portfolio
	MFS VIT New Discovery Series	SFT Ivy® Small Cap Growth Fund
Shares	Service Class Shares
Management Fee	0.90% of first $1 billion 0.80% over $1 billion Current: 0.90%	0.85% up to $1 billion* 0.80% on next $2 billion 0.76% over $3 billion Current: 0.85%*
Other Expenses	0.07%	0.11%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.22%	1.21%
Expense Waiver	0.00%	0.07%
Total Net Expenses	1.22%	1.14%

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s management fee exceeds 0.83% on assets over $1 billion, or to the extent net expenses of the Replacement Portfolio exceed those of the Existing Portfolio for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio. This agreement expires on the close of the last business day before September 30, 2016, and may not be amended or terminated prior to that date.

Proposed Substitution 11

	Existing Portfolio	Replacement Portfolio
	Invesco VI Core Equity Fund	SFT Pyramis® Core Equity Fund
Shares	Series II Shares	Class 2 Shares
Management Fee	0.65% first $250 million 0.60% of the excess over $250 million Current: 0.61%	0.65%*
Other Expenses	0.29%	0.11%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	1.15%	1.01%
Expense Waiver	0.02%	0.12%
Total Net Expenses	1.13%	0.89%

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s annual net operating expenses exceeds those of the Existing Portfolios in Proposed Substitutions 11 and 12 for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio for the life of each Contract outstanding on the Substitution Date.

Proposed Substitution 12

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP Contrafund	SFT Pyramis® Core Equity Fund
Shares	Initial Class Shares	Class 1 Shares
Management Fee	The Fund has breakpoints in its management fee schedule (see note below) which apply to both classes of shares. Current: 0.56%	0.65%*
Other Expenses	0.08%	0.11%
12b-1 Fee	0.00%	0.00%
Total Gross Expenses	0.64%	0.76%
Expense Waiver	0.00%	0.12%
Total Net Expenses	0.64%	0.64%

Shares	Service Class 2 Shares	Class 2 Shares
Management Fee	The Fund has breakpoints in its management fee schedule (see note below) which apply to both classes of shares. Current: 0.56%	0.65%
Other Expenses	0.08%	0.11%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	0.89%	1.01%
Expense Waiver	0.00%	0.12%
Total Net Expenses	0.89%	0.89%

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s annual net operating expenses exceeds those of the Existing Portfolios in Proposed Substitutions 11 and 12 for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio for the life of each Contract outstanding on the Substitution Date.

Note:

For the services of the Existing Portfolio’s adviser under the management contract, the Existing Portfolio pays the Adviser a monthly management fee which has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which the Adviser has management contracts.

The following is the fee schedule for the Fidelity Contrafund.

GROUP FEE RATE SCHEDULE		EFFECTIVE ANNUAL FEE RATES
Average Group Assets	Annualized Rate	Group Net Assets	Effective Annual Fee Rate
0 - $3 billion	.5200%	$1 billion	.5200%
3 – 6.4900		50	.3823
6 – 9.4600		100	.3512
9 – 12.4300		150	.3371
12 – 15.4000		200	.3284
15 – 18.3850		250	.3219
18 – 21.3700		300	.3163
21 – 24.3600		350	.3113
24 – 30.3500		400	.3067
30 – 36.3450		450	.3024
36 – 42.3400		500	.2982
42 – 48.3350		550	.2942
48 – 66.3250		600	.2904
66 – 84.3200		650	.2870
84 – 102.3150		700	.2838
102 – 138.3100		750	.2809
138 – 174.3050		800	.2782
174 – 210.3000		850	.2756
210 – 246.2950		900	.2732
246 – 282.2900		950	.2710
282- -318.2850		1,000	.2689
318 – 354.2800		1,050	.2669
354 – 390.2750		1,100	.2649
390 – 426.2700		1,150	.2631
426 – 462.2650		1,200	.2614
462 – 498.2600		1,250	.2597
498 – 534.2550		1,300	.2581
534 – 587.2500		1,350	.2566
587 – 646.2463		1,400	.2551
646 – 711.2426		1,450	.2536
711 – 782.2389		1,500	.2523
782 – 860.2352		1,550	.2510
860 – 946.2315		1,600	.2497
946 – 1,041.2278		1,650	.2484
1,041 – 1,145.2241		1,700	.2472
1,145 – 1,260.2204		1,750	.2460
1,260 – 1,386.2167		1,800	.2449
1,386 – 1,525.2130		1,850	.2438
1,525 – 1,677.2093		1,900	.2427
1,677 – 1,845.2056		1,950	.2417
Over 1,845.2019		2,000	.2407

The group fee rate is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown above on the left. The schedule above on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left. For example, the effective annual fee rate at $1,374 billion of group net assets – the approximate level for December 2012 – was 0.2559%, which is the weighted average of the respective fee rates for each level of group net assets up to $1,374 billion.

Proposed Substitution 13

	Existing Portfolio	Replacement Portfolio
	Fidelity VIP High Income	Ivy Funds VIP High Income
Shares	Service Class 2 Shares
Management Fee	The Fund has breakpoints in its management fee schedule (see note below) which apply to both classes of shares. Current: 0.56%	0.63%
Other Expenses	0.12%	0.06%
12b-1 Fee	0.25%	0.25%
Total Gross Expenses	0.93%	0.94%
Expense Waiver	0.00%	0.00%
Total Net Expenses	0.93%	0.94%

Note:

For the services of the Existing Portfolio’s adviser under the management contract, the Existing Portfolio pays the Adviser a monthly management fee which has two components: a group fee rate and an individual fund fee rate. The group fee rate is based on the monthly average net assets of all of the registered investment companies with which the Adviser has management contracts.

The following is the fee schedule for the Fidelity VIP High Income Portfolio

GROUP FEE RATE SCHEDULE		EFFECTIVE ANNUAL FEE RATES
Average Group Assets	Annualized Rate	Group Net Assets	Effective Annual Fee Rate
0 - $3 billion	.3700%	$1 billion	.3700%
3 – 6.3400		50	.2188
6 – 9.3100		100	.1869
9 – 12.2800		150	.1736
12 – 15.2500		200	.1652
15 – 18.2200		250	.1587
18 – 21.2000		300	.1536
21 – 24.1900		350	.1494
24 – 30.1800		400	.1459
30 – 36.1750		450	.1427
36 – 42.1700		500	.1399
42 – 48.1650		550	.1372
48 – 66.1600		600	.1349
66 – 84.1550		650	.1328
84 – 120.1500		700	.1309
120 – 156.1450		750	.1291
156 – 192.1400		800	.1275
192 – 228.1350		850	.1260
228 – 264.1300		900	.1246
264 - 300.1275		950	.1233
300 – 336.1250		1,000	.1220
336 – 372.1225		1,050	.1209
372 - 408.1200		1,100	.1197
408 – 444.1175		1,150	.1187
444 – 480.1150		1,200	.1177
480 – 516.1125		1,250	.1167
516 – 587.1100		1,300	.1158

587 – 646.1080	1,350	.1149
646 – 711.1060	1,400	.1141
711 – 782.1040	1,450	.1132
782 – 860.1020	1,500	.1125
860 – 946.1000	1,550	.1117
946 – 1,041.0980	1,600	.1110
1,041 – 1,145.0960	1,650	.1103
1,145 – 1,260.0940	1,700	.1096
1,260 – 1,386.0920	1,750	.1089
1,386 – 1,525.0900	1,800	.1083
1,525 – 1,677.0880	1,850	.1077
1,677 – 1,845.0860	1,900	.1070
Over 1,845.0840	1,950	.1065
	2,000	.1059

The group fee rate is calculated on a cumulative basis pursuant to the graduated fee rate schedule shown above on the left. The schedule above on the right shows the effective annual group fee rate at various asset levels, which is the result of cumulatively applying the annualized rates on the left. For example, the effective annual fee rate at $1,374 billion of group net assets – the approximate level for December 2012 – was 0.1145%, which is the weighted average of the respective fee rates for each level of group net assets up to $1,374 billion.

Proposed Substitution 14

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Variable Account Funds – Global Strategic Income/VA	Ivy Funds VIP High Income
Shares	Service Shares
Management Fee	0.75% of first $200 million 0.72% of next $200 million 0.69% of next $200 million 0.66% of next $200 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.58%	0.63%
Other Expenses	0.14%	0.06%
12b-1 Fee	0.25%	0.25%
Acquired Fund Fees & Expenses	0.06%	0.00%
Total Gross Expenses	1.03%	0.94%
Expense Waiver	0.06%	0.00%
Total Net Expenses	0.97%	0.94%

The table below shows the total net assets of the Existing Portfolios as of December 31, 2012, and the Subaccount assets invested as of that date in the Existing Portfolios. In the Proposed Substitutions, the Subaccount assets invested in the Existing Portfolios would move to corresponding Replacement Portfolios. Accordingly, the Subaccount assets are shown below as assets of the Replacement Portfolios. In addition, inasmuch as the Replacement Portfolio in Proposed Substitutions 13 and 14 currently exists, total Replacement Portfolio assets also are provided for Proposed Substitutions 13 and 14. The consolidated Subaccount assets reflect total Subaccount assets invested in the Existing Portfolios that would move to corresponding Replacement Portfolios.

ASSETS

Proposed Substitution	Existing Portfolio Name	Existing Portfolio Assets	Replacement Portfolio Name	Replacement Portfolio Assets	Consolidated Subaccount Assets
1	American Century VP Value Fund – Class II Shares	Class II: 408,103,551	SFT T. Rowe Price Value Fund	71,832,900
2	MFS VIT Value Series – Service Class Shares	Service Class: 1,022,722,462	SFT T. Rowe Price Value Fund	115,097,443	Substitutions 1 & 2: 186,930,343
3	American Century VP Ultra Fund – Class II Shares	Class II: 200,634,617	SFT Ivy® Growth Fund	58,497,121
4	Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares	Class 2: 278,989,132	SFT Ivy® Growth Fund	6,039,185
5	Invesco VI American Franchise – Series II Shares	Series II: 224,334,048	SFT Ivy® Growth Fund	9,598,054
6	Ivy Funds VIP Growth	992,000,000	SFT Ivy® Growth Fund	281,260,470
7	MFS VIT Investors Growth Stock Series – Service Class Shares	Service Class: 273,739,726	SFT Ivy® Growth Fund	47,273,160
8	Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares	Service Class: 366,663,985	SFT Ivy® Growth Fund	6,116,716	Substitutions 3 through 8: 408,784,706
9	Ivy Funds VIP Small Cap Growth	448,147,000	SFT Ivy® Small Cap Growth Fund	124,043,378
10	MFS VIT New Discovery Series – Service Class Shares	Service Class: 393,223,531	SFT Ivy® Small Cap Growth Fund	19,057,921	Substitutions 9 & 10: 143,101,299
11	Invesco VI Core Equity Fund – Series II Shares	Series II: 109,213,157	SFT Pyramis® Core Equity Fund– Class 2 Shares	2,009,369
12	Fidelity VIP Contrafund – Initial Class Shares	Initial Class: 6440,357,464	SFT Pyramis® Core Equity Fund – Class 1 Shares	444,539
	Fidelity VIP Contrafund – Service Class 2 Shares	Service 2: 7,740,640,006	SFT Pyramis® Core Equity Fund – Class 2 Shares	113,807,590	Substitutions 11 & 12: 116,261,498

13	Fidelity VIP High Income – Service Class 2 Shares	Service 2: 281,065,286	Ivy Funds VIP High Income	33,232,788 (Subaccount) 448,997,000 (Replacement Portfolio)
14	Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares	2,582,717,156	Ivy Funds VIP High Income	26,700,468 (Subaccount) 448,997,000 (Replacement Portfolio)	Substitutions 13 & 14: 59,933,256

5. Performance History.

a. Proposed Substitutions 1 through 12. Because the Replacement Portfolios managed by Advantus have no operating history, no comparison of performance to the Existing Portfolios is possible for Proposed Substitutions 1 through 12. In addition, because the Existing and Replacement Portfolios in Proposed Substitutions 1 through 12 will have the same or substantially similar investment objectives and principal investment strategies to that in the Existing Portfolios, and in some cases day-to-day portfolio management, and substantively identical principal risks, the Section 26 Applicants do not believe that comparative historical performance is a relevant factor in evaluating these Proposed Substitutions. Nevertheless, the average total returns for the one-year, five-year and ten-year periods ended December 31, 2012 for each Existing Portfolio in Proposed Substitutions 1 through 12 are set out in the table below for informational purposes. The Section 26 Applicants note that the estimated lower annual net operating expenses of certain of the Replacement Portfolios could positively affect the performance of those Replacement Portfolios as compared to that of the corresponding Existing Portfolios.

Average Annual Total Returns

for Periods Ended December 31, 2012

Proposed Substitution	Existing Portfolio	1 Year	5 Years	10 Years
1	American Century VP Value Fund – Class II Shares	14.58%	2.74%	7.06%
2	MFS VIT Value Series – Service Class Shares	15.88%	1.10%	7.64%
3	American Century VP Ultra Fund – Class II Shares	13.78%	0.85%	5.53%
4	Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares	12.37%	0.96%	5.52%

5	Invesco VI American Franchise – Series II Shares	13.40%	1.36%	6.46%
6	Ivy Funds VIP Growth	12.75%	0.97%	6.97%
7	MFS VIT Investors Growth Stock Series – Service Class Shares	16.68%	2.86%	6.69%
8	Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares	13.81%	(0.82%)	5.57%
9	Ivy Funds VIP Small Cap Growth	5.17%	(0.15%)	7.56%
10	MFS VIT New Discovery Series – Service Class Shares	20.90%	7.71%	9.56%
11	Invesco VI Core Equity Fund – Series II Shares	13.61%	1.99%	6.99%
12	Fidelity VIP Contrafund – Initial Class Shares	16.42%	0.74%	8.99%
	Fidelity VIP Contrafund – Service Class 2 Shares	16.14%	0.49%	8.72%

With respect to Proposed Substitutions 1 through 12, although the Replacement Portfolios have no operating history, the Subadvisers of the Replacement Portfolios have experience managing strategies with substantially similar investment objectives, policies, and strategies. The performance of these Subadvisers in managing such strategies appears below.

		Average Annual Total Returns of Subadviser’s Fund or Composite for Periods Ended December 31, 2012*
Replacement Portfolio to be Subadvised	Subadviser	1 Year		5 Years		10 Years/Since Inception
SFT T. Rowe Price Value Fund (Proposed Substitutions 1 and 2)	T. Rowe Price Associates, Inc.	19.19%		2.15%		7.83%
Securian Funds Trust Ivy Growth Fund (Proposed Substitutions 3 through 8)	Waddell & Reed Investment Management Company	12.75%		0.97%		6.97%
SFT Ivy® Small Cap Growth Fund (Proposed Substitutions 9 and 10)	Waddell & Reed Investment Management Company	5.17%		-0.15%		7.56%
SFT Pyramis® Core Equity Fund (Proposed Substitutions 11 and 12)	Pyramis Global Advisors, LLC	gross: 15.34 net: 14.17	% %	gross: -0.79 net: -1.80	% %	gross: 7.04 net: 5.94	% %

*

The performance for T. Rowe Price Associates, Inc. (Proposed Substitutions 1 and 2) represents standardized performance of the T. Rowe Price Value Fund (Advisor Class reflecting 1.07% total annual fund operating expenses). The performance for Waddell & Reed Investment Management Company (Proposed Substitutions 3 through 8) represents standardized performance of the Ivy Funds VIP Growth (reflecting 1.00% total annual fund operating expenses). The performance for Waddell & Reed Investment Management Company (Proposed Substitutions 9 and 10) represents standardized performance of the Ivy Funds VIP Small Cap Growth (reflecting 1.16% total annual fund operating expenses). The performance for Pyramis® Global Advisors, LLC (Proposed Substitutions 11 and 12) represents Large Cap Core Composite performance commencing February 27, 2004 (gross and net of 1.03% estimated total annual Replacement Portfolio operating expenses).

b. Proposed Substitutions 13 and 14. The chart below compares the average annual total returns of the Existing Portfolios and the Replacement Portfolios in Proposed Substitutions 13 and 14 for the one-year, five-year and ten-year periods ended December 31, 2012. Prior to April 30, 2012, the Replacement Portfolio’s investment objective was to seek, as its primary objective, a high level of current income and, as a secondary objective, to seek capital growth when consistent with its primary objective. Effective as of April 30, 2012, the Replacement Portfolio changed its investment objective to seeking to provide total return through a combination of high current income and capital appreciation, which is substantially identical to the investment objective of Existing Portfolios 13 and 14. The Replacement Portfolio has outperformed both of the Existing Portfolios over the one-year, five-year and ten-year periods.

Average Annual Total Returns

for Periods Ended December 31, 2012

Proposed Substitution	Portfolio	1 Year	5 Years	10 Years
13	Existing Portfolio Fidelity VIP High Income – Service Class 2 Shares	13.97%	7.61%	8.83%
	Replacement Portfolio Ivy Funds VIP High Income	18.64%	10.43%	9.75%
14	Existing Portfolio Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares	13.15%	5.77%	7.31%
	Replacement Portfolio Ivy Funds VIP High Income	18.64%	10.43%	9.75%

D. Procedures for the Proposed Substitutions

1. Prospectus Supplements. The Proposed Substitutions will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents for the VGUL I and VGUL II Policies (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the Substitution Date. The Supplements will give Contract Owners notice of the respective Life Company’s intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date. The Supplements also will advise Contract Owners that from the date of the Supplement until the Substitution Date, Contract

Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in an Existing Portfolio (“Existing Portfolio Subaccount”) to any other available Subaccounts offered under their Contract without any transfer charge or limitation and without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, the Supplements will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitutions; (b) advise Contract Owners that any Contract value remaining in an Existing Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the corresponding Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Substitutions will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the Life Companies will permit Contract Owners to make transfers of Contract value out of each Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts in accordance with their Contract terms without the transfer being counted as a transfer for purposes of transfer frequency limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section or limitations imposed by living benefit riders of the relevant prospectus or disclosure document, the respective Life Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

The Section 26 Applicants will send the appropriate prospectus supplement (or other notice, in the case of Contracts no longer actively marketed and for which there are a relatively small number of existing Contract Owners (“Inactive Contracts”)),14 containing this disclosure to all existing Contract Owners. Prospective purchasers and new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitutions, as well as prospectuses and supplements for the Replacement Portfolios. The Contact prospectus and supplement, and the prospectuses and supplements for the Replacement Portfolios will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

[14]

In reliance on the relief provided in Great-West Life Insurance Company, SEC Staff No-Action Letter (Oct. 23, 1990), the Section 26 Applicants provide certain information to Inactive Contract Owners about their Inactive Contracts, the relevant Separate Accounts, and the underlying fund in lieu of filing post-effective amendments to registration statements relating to those Inactive Contracts or delivering updated prospectuses to those Contract Owners. The file numbers for the Inactive Contracts are: 333-79049 (811-4294); 333-79069 (811-4294); and 33-80788 (811-4294).

2. Confirmation Statements. In addition to the Supplements distributed to Contract Owners, within five (5) business days after the Substitution Date, the Life Companies will send Contract Owners a written confirmation of the completed Proposed Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplements. The Life Companies will also send each Contract Owner current prospectuses for the Replacement Portfolios involved to the extent that they have not previously received a copy.

3. Redemption and Purchase of Shares. Each Substitution will take place at the applicable Existing and Replacement Portfolios’ relative per share net asset values determined on the Substitution Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the Proposed Substitutions will have no negative financial impact on any Contract Owner. Each Proposed Substitution will be effected by having each Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash and/or in-kind (as described herein) on the Substitution Date at net asset value per share and purchase shares of the appropriate Replacement Portfolio at net asset value per share calculated on the same date. In the event that either the Manager or the relevant Subadviser of a Replacement Portfolio declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, such Existing Portfolio shall instead provide cash equal to the value of the declined securities so that Contract Owners’ Contract values will not be adversely impacted or diluted.

The process for accomplishing the transfer of assets from each Existing Portfolio to its corresponding Replacement Portfolio will be determined on a case-by-case basis. In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Portfolio for cash and using the cash to purchase shares of the Replacement Portfolio. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Portfolio in-kind; those assets will then be contributed in-kind to the corresponding Replacement Portfolio to purchase shares of that Portfolio. All in-kind redemptions from an Existing Portfolio of which any of the Section 26 Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission staff’s no-action letter issued to Signature Financial Group, Inc. (Dec. 28, 1999). In-kind purchases of shares of a Replacement Portfolio will be conducted as described in Section IV of this Application.

4. Limits on Expenses. The Life Companies or an affiliate will pay all expenses and transaction costs reasonably related to the Proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the Proposed Substitutions, the below described disclosure documents, and this Application. No costs of the Proposed Substitutions will be borne directly or indirectly by Contract Owners. Contract Owners will not incur any fees or charges as a result of the Proposed Substitutions, nor will their rights or the obligations of the Life Companies under the Contracts be altered in any way. The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the Proposed Substitutions. No fees will be charged on the transfers made on the Substitution Date because the Proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

As previously noted, the Section 26 Applicants agree that, except for Proposed Substitutions 11 and 12, for a period of two (2) years following the Substitution Date and for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the issuing Life Company, as applicable, will make a corresponding reduction in Separate Account (or Subaccount) expenses, no later than the last business day of each fiscal quarter, to Contract Owners whose Subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s annual net operating expenses for such period exceeds, on an annualized basis, the annual net operating expenses of the corresponding Existing Portfolio for fiscal year 2013. For Proposed Substitutions 11 and 12, the reimbursements described above will apply for the life of each Contract outstanding on the Substitution Date.

III. REQUEST FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c)

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions.

A. Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”). Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days after such substitution. In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.15 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.16

[15]

House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

[16]	S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.17 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

B. Basis for Section 26(c) Order

The Proposed Substitutions are in furtherance of the exercise, by the Life Companies, of rights reserved under the Contracts and disclosed in prospectuses and disclosure documents relating thereto.

The Proposed Substitutions are intended to appeal to existing and prospective Contract Owners by providing Replacement Portfolios that will have the same or lower current expenses, the same or similar investment objectives, principal investment strategies, principal risks, and performance, as applicable, that is similar to or better than the corresponding Existing Portfolio. In all cases the investment objectives and policies, current expenses and applicable performance of the Replacement Portfolios are sufficiently similar to those of the corresponding Existing Portfolio that Contract Owners will have reasonable continuity in investment expectations. Accordingly, the Replacement Portfolios are appropriate investment vehicles for those Contract Owners who have Contract values allocated to the Existing Portfolios.

Also, the Proposed Substitutions will result in fewer and more uniform disclosures to Contract Owners, thereby making information about the investment options available under the Contracts easier to navigate and understand. In addition, the Proposed Substitutions will benefit the Life Companies by making the administration of the Contracts more efficient.

[17]

House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

Furthermore, the terms and conditions of the Proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act:

(1)	The costs reasonably related to the Proposed Substitutions will be borne by the Life Companies or an affiliate and will not be borne by Contract Owners. No charges will be assessed to the Contract Owners to effect the Proposed Substitutions.

(2)	The Proposed Substitutions will be effected, in all cases, at the relative net asset values of the shares of the Existing and Replacement Portfolios, without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owner’s Contract value.

(3)	The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions. Any changes in the charges for optional living benefit riders would be independent of the Proposed Substitutions.

(4)	Except for Proposed Substitutions 11 and 12 where reimbursements will apply for the life of the Contract for each Contract outstanding on the Substitution Date, expense limits and reimbursements will be in place for two years following the Substitution Date to assure that Contract Owners investing in Replacement Portfolio Subaccounts will not incur expenses following the Proposed Substitutions that are higher than what they were prior to the Proposed Substitutions when they invested in the Existing Portfolio Subaccounts.

(5)	All affected Contract Owners will be given notice of the Proposed Substitutions prior to the Substitution Date and will have an opportunity to reallocate their Contract value among other available Subaccounts without the imposition of any charge or limitation (unless such transfers are made in connection with market timing or other disruptive trading activity), thereby minimizing the likelihood of being invested through a Subaccount in an undesired Portfolio.

(6)	The Proposed Substitutions will in no way alter the insurance benefits to Contract Owners or the contractual obligations of the Life Companies.

(7)	The Proposed Substitutions will in no way alter the tax treatment of Contract Owners in connection with their Contracts, and no tax liability will arise for Contract Owners as a result of the Proposed Substitutions.

(8)	For Proposed Substitutions 13 and 14, Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits paid by the Replacement Portfolios, its advisers or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than Applicants have received from the corresponding Existing Portfolios, its advisers or underwriters (or their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Proposed Substitutions 13 and 14, and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Life Companies or their affiliates by the Replacement Portfolio, its advisers underwriters or their affiliates.

C. Applicable Precedents

The Section 26 Applicants submit that each of the Proposed Substitutions is consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.18

D. Request for an Order of Approval

The Section 26 Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions. The Section 26 Applicants submit that, for all the reasons and upon the facts stated above, the evidence establishes that the Proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV. REQUEST FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b)

The Section 17 Applicants respectfully request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions.

A. Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

[18]

See, e.g., Lincoln National Life Insurance Co., et al., Investment Company Act Release Nos. 30468 (April 18, 2013) (notice) and 30517 (May 14, 2013) (order) (File No. 812-14063) [hereinafter “Lincoln”]; AXA Equitable Life Insurance Co., et al., Investment Company Act Release Nos. 30373 (Jan. 31, 2013) (notice) and 30405 (Feb. 26, 2013) (order) (File No. 812-14036) [hereinafter “AXA Equitable”]; New York Life Insurance and Annuity Corp, et al., Investment Company Act Release Nos. 29923 (Jan. 19, 2012) (notice) and 29947 (Feb. 14, 2012) (order) (File No. 812-13903) [hereinafter “New York Life”]; MetLife Insurance Company of Connecticut, et al., Investment Company Act Release Nos. 29544 (Dec. 28, 2010) (notice) and 29570 (Jan. 24, 2011) (order) (File No. 812-13816) [hereinafter MetLife]; Integrity Life Insurance Co., et al., Investment Company Act Release Nos. 27677 (Jan. 24, 2007) (notice) and 27738 (Feb. 23, 2007) (order) (File No. 812-13321; Aetna Life Insurance and Annuity Company, et al., Investment Company Act Release Nos. 27765 (July 25, 1997) (notice) and 22794 (Aug. 21, 1997) (order) (File No. 812-10722) [hereinafter Aetna].

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; [or] (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Certain Existing and Replacement Portfolios may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. Currently, Minnesota Life through its Separate Accounts, owns more than 25% of the shares of three Existing Portfolios: American Century VP Ultra – Class II, Ivy Funds VIP Growth, and Ivy Funds VIP Small Cap Growth, and therefore may be deemed to be a control person of these Existing Portfolios. In addition, the Life Companies, through their Separate Accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Portfolios:

No.	Proposed Substitution	Existing Portfolio	Percentage Held	As of Date
1	SFT T. Rowe Price Value Fund	American Century VP Value – Class II	18%	05/01/2013
2	SFT T. Rowe Price Value Fund	MFS VIT Value Series	11.14%	05/01/2013
3	SFT Ivy® Growth Fund	American Century VP Ultra – Class II	30%	05/01/2013
6	SFT Ivy® Growth Fund	Ivy Funds VIP Growth	35.58%	05/01/2013
7	SFT Ivy® Growth Fund	MFS VIT Investors Growth Stock Series	18.06%	05/01/2013
9	SFT Ivy® Small Cap Growth Fund	Ivy Funds VIP Small Cap Growth	32.81%	05/01/2013
13	Ivy Funds VIP High Income	Fidelity VIP High Income – Service Class 2 Shares	12.27%	05/01/2013

In addition, Advantus, as the Manager of the Replacement Portfolios in Proposed Substitutions 1 through 12, may be deemed to be a control person thereof. Because the Life Companies and Advantus are under common control, entities that they control likewise may be deemed to be under common control, and thus affiliated persons of each other, notwithstanding the fact that the Contract Owners may be considered the beneficial owners of those shares held in the Separate Accounts.

These Existing Portfolios and the Replacement Portfolios also may be deemed to be affiliated persons of affiliated persons. This result follows from the fact that, regardless of whether the Life Companies can be considered to control these Existing and Replacement Portfolios, the Life Companies may be deemed to be an affiliated person thereof because it, through its Separate Accounts, owns of record 5% or more of the outstanding shares of such Portfolios. In addition, the Life Companies may be deemed an affiliated person of the Replacement Portfolios in Proposed Substitutions 1 through 12 because its affiliate, Advantus, may be deemed to control the Replacement Portfolios by virtue of serving as their investment adviser. As a result of these relationships, each of these Existing Portfolios may be deemed to be an affiliated person of an affiliated person (the Life Companies or the Separate Accounts) of the Replacement Portfolios, and vice versa.

The proposed In-Kind Transactions, therefore, could be seen as the indirect purchase of shares of a Replacement Portfolio with portfolio securities of the corresponding Existing Portfolio and conversely the indirect sale of portfolio securities of the Existing Portfolio for shares of the corresponding Replacement Portfolio. The proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Existing Portfolio, acting as principal, and a sale of portfolio securities by the Existing Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Existing Portfolio and a sale of securities to the Replacement Portfolio by the Life Companies (or the Separate Accounts), acting as principal.19 If characterized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these entities.

[19]

We note, in this regard, that the position taken by the Commission’s staff in Signature Financial Group, Inc., SEC Staff No-Action Letter (Dec. 28, 1999), with respect to enforcement of Section 17(a) in the context of in-kind redemptions by affiliates, is not contrary to the Section 17 Applicants’ request, as that letter specifically states that redemptions in-kind by a fund to affiliated shareholders “trigger” Section 17(a), even though the staff would not recommend enforcement action against such a fund so long as certain conditions that are consistent with the purposes of Section 17(a) are met.

Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

B. Basis for a Section 17(b) Order

The Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions are, or will be, consistent with the policies of each of the Existing Portfolios and the Replacement Portfolios involved in such Transactions, as recited in their registration statements and reports filed with the Commission. Finally, the Section 17 Applicants submit that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act.

The Commission has previously granted exemptions from Section 17(a), in circumstances substantially identical in all material respects to those presented in this Application, to applicants who have proposed to effect substitution transactions by redeeming in-kind the shares of the current investment company and purchasing shares of the new substitute investment company by using investment securities of the type that the substitute investment company might otherwise purchase in the ordinary course of business.20 In those instances, the Commission has issued orders pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the substitute investment company would have reduced the value of the investors’ ultimate investment in such shares.

1. Reasonableness and Fairness and the Absence of Overreaching. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable, fair, and do not involve overreaching because: (1) the proposed In-Kind Transactions will not adversely affect or dilute the interests of Contract Owners; and (2) the proposed In-Kind Transactions will comply with the conditions set forth in Rule 17a-7 and the 1940 Act, other than the requirement relating to cash consideration, as described below.

The In-Kind Transactions will be effected at the respective net asset values of the Existing Portfolio and the Replacement Portfolio involved, as determined in accordance with the procedures disclosed in their respective registration statements and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract Owner’s investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account’s investment in a Replacement Portfolio will equal the value of its investments in the corresponding Existing Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) immediately before the In-Kind Transactions.

In addition, the Section 17 Applicants will carry out the In-Kind Transactions in compliance with the conditions of Rule 17a-7, which outline the types of safeguards that parties to such transactions should implement to ensure that the terms of a transaction involving a registered investment company and an affiliated person thereof are fair and reasonable, and that the transaction does not involve overreaching on the part of any person involved in the transaction.

[20]	See, e.g., Lincoln, AXA Equitable, New York Life, Metlife and Aetna, supra note 18.

When the Commission initially proposed and adopted Rule 17a-7, it noted that the purpose of the Rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing conditions as to the availability of the exemption that are limited “to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”21 When the Commission amended Rule 17a-7 in 1981 to cover transactions involving non-investment company affiliates, it indicated that such transactions could be reasonable and fair and not involve overreaching if appropriate conditions were imposed on the transaction.22

The Section 17 Applicants respectfully submit that because the proposed In-Kind Transactions would comply in substance with the principal conditions of Rule 17a-7, the Commission should consider the extent to which the In-Kind Transactions would meet these or other similar conditions and issue an order if such conditions would provide the substance of the protections embodied in Rule 17a-7. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be entirely cash.

The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in paragraph (b) of Rule 17a-7. The proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment companies’ registration statements or reports in accordance with paragraph (c) of Rule 17a-7. In addition, the proposed In-Kind Transactions will comply with paragraph (d) of Rule 17a-7 because no brokerage commission, fee, or other remuneration (except for any customary transfer fees) will be paid to any party in connection with the proposed In-Kind

[21]	Investment Company Act Release Nos. 4604 (May 20, 1966) (proposing release) and 4697 (Sept. 8, 1966) (adopting release).
[22]	Investment Company Act Release No. 11136 (Apr. 21, 1980) (proposing release).

Transactions. Moreover, each of the Existing and Replacement Portfolios involved will be responsible for compliance with the applicable board oversight and fund governance provisions of paragraphs (e) and (f) of Rule 17a-7. Finally, a written record of the proposed In-Kind Transactions will be maintained and preserved in accordance with paragraph (g) of Rule 17a-7.

Even though the proposed In-Kind Transactions will not comply with the cash consideration requirement of paragraph (a) of Rule 17a-7, the terms of the proposed In-Kind Transactions will offer to the relevant Existing and Replacement Portfolios the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. In particular, the Section 17 Applicants cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to either an Existing Portfolio or a Replacement Portfolio, and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission. The Section 17 Applicants represent that the In-Kind Transactions will be carried out in compliance with the other conditions of Rule 17a-7 as discussed above.

2. Consistency with the Policy of Each Portfolio Concerned. The proposed redemption of shares of each Existing Portfolio will be consistent with its investment policies, as recited in its current registration statement, because the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. Likewise, the proposed sale of shares of each Replacement Portfolio for investment securities will be consistent with its investment policies, as recited in its registration statement, because: (1) the shares will be sold at their net asset value; and (2) the investment securities will be of the type and quality that the Replacement Portfolio could have acquired with the proceeds from the sale of their shares had the shares been sold for cash. To assure the second of these conditions is met, the Manager and certain Advisers that will continue to manage the assets that are being transferred to a Replacement Portfolio after certain of the Proposed Substitutions will examine the portfolio securities being transferred to the Replacement Portfolio to ensure that they are consistent with that Replacement Portfolio’s investment objective and policies and could have been acquired by the Replacement Portfolio in a cash transaction.

3. Consistency with the General Purposes of the 1940 Act. The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the Findings and Declaration of Policy in Section 1 of the 1940 Act. The proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and 1(b)(3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected “when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof… or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders;… when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities.” As explained above, the terms of the proposed In-Kind Transactions are designed to prevent the abuses described in Sections 1(b)(2) and 1(b)(3) of the 1940 Act.

C. Request for an Order

The Section 17 Applicants respectfully submit that, for all the reasons stated above, the Commission should issue an order pursuant to Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the proposed In-Kind Transactions described above. The Section 17 Applicants assert that the terms of the proposed In-Kind Transactions as set forth herein, including the consideration to be paid and received, are reasonable and fair to: (1) each Existing Portfolio and corresponding Replacement Portfolio; and (2) Contract Owners. The Section 17 Applicants also assert that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions are, or will be, consistent with all relevant policies of (1) each Existing Portfolio and corresponding Replacement Portfolio as stated in their respective registration statements and reports filed under the 1940 Act, and (2) the general purposes of the 1940 Act.

VI. CONCLUSION

For the reasons and upon the facts set forth in this Application, the Section 26 Applicants and Section 17 Applicants, respectively, submit that the Proposed Substitutions and the related In-Kind Transactions meet the standards of Section 26(c) of the 1940 Act and Section 17(b) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act and that such orders be made effective as soon as possible.

APPENDIX A

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions	Existing Portfolios Involved in the Proposed Substitutions that Are Offered in the Contract
Variable Annuity Account	333-140230	811-4294	September 10, 1984	MultiOption® Extra Variable Annuity (88 total Subaccounts before Substitution; 78 total Subaccounts after Substitution; 8 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Variable Annuity Account	333-136242	811-4294	September 10, 1984	MultiOption® Legend Variable Annuity (88 total Subaccounts before Substitution; 78 total Subaccounts after Substitution; 8 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Variable Annuity Account	333-91784	811-4294	September 10, 1984	MultiOption® Advisor B, C, L Class Variable Annuity (88 total Subaccounts before Substitution; 78 total Subaccounts after Substitution; 8 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Variable Annuity Account	333-79049	811-4294	September 10, 1984	MultiOption® Achiever, A Variable Annuity (47 total Subaccounts before Substitution; 38 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Variable Annuity Account	333-79069	811-4294	September 10, 1984	MultiOption® Classic Variable Annuity (47 total Subaccounts before Substitution; 38 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Variable Annuity Account	2-97564	811-4294	September 10, 1984	MultiOption® Annuities – Flex/Single (25 total Subaccounts before Substitution; 25 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Fidelity VIP Contrafund – Service Class 2 Shares • Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth

Variable Annuity Account	33-80788	811-4294	September 10, 1984	MultiOption® Select Annuity (25 total Subaccounts before Substitution; 25 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Fidelity VIP Contrafund – Service Class 2 Shares • Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth

Variable Annuity Account	33-12333	811-4294	September 10, 1984	Megannuity / UMOA Annuity (22 (Megannuity), 25 (UMOA) total Subaccounts before Substitution; 22 (Megannuity), 25 (UMOA) total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Fidelity VIP Contrafund – Service Class 2 Shares • Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth

Variable Annuity Account	333-182763	811-4294	September 10, 1984	MultiOption® Guide Variable Annuity (72 total Subaccounts before Substitution; 68 total Subaccounts after Substitution; 8 of which invest in Portfolios of SFT)

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

Minnesota Life Variable Life Account	33-3233	811-4585	October 21, 1985	Variable Adjustable Life (77 total Subaccounts before Substitution; 67 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Minnesota Life Variable Life Account	33-64395	811-4585	October 21, 1985	Variable Adjustable Life – Second Death (77 total Subaccounts before Substitution; 67 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Minnesota Life Variable Life Account	333-96383	811-4585	October 21, 1985	Variable Adjustable Life Horizon (77 total Subaccounts before Substitution; 67 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Minnesota Life Variable Life Account	333-109853	811-4585	October 21, 1985	Variable Adjustable Life Summit (77 total Subaccounts before Substitution; 67 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Minnesota Life Variable Life Account	333-120704	811-4585	October 21, 1985	Variable Adjustable Life Survivor (77 total Subaccounts before Substitution; 67 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)

•     American Century VP Ultra Fund – Class II Shares

•     American Century VP Value Fund – Class II Shares

•     Fidelity VIP Contrafund – Service Class 2 Shares

•     Fidelity VIP High Income – Service Class 2 Shares

•     Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares

•     Invesco VI American Franchise – Series II Shares

•     Invesco VI Core Equity Fund – Series II Shares

•     Ivy Funds VIP Growth

•     Ivy Funds VIP Small Cap Growth

•     MFS VIT Investors Growth Stock Series – Service Class Shares

•     MFS VIT New Discovery Series – Service Class Shares

•     MFS VIT Value Series – Service Class Shares

•     Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares

•     Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares

Minnesota Life Variable Universal Life Account	33-85496	811-8830	August 8, 1994	Variable Group Universal Life Insurance MHC/94-18660 96-187101 (21 total Subaccounts before Substitution; 28 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Fidelity VIP Contrafund – Initial Class Shares • Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth

Variable Universal Life Account II	N/A	N/A	December 20, 1994	Policy No. 50200 (11 total Subaccounts before Substitution; 11 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth

Group Variable Universal Life Account	N/A	N/A	October 19, 1992	Policy No. 50199 (21 total Subaccounts before Substitution; 21 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth • Fidelity VIP Contrafund – Initial Class

Securian Life Variable Universal Life Account	333-132009	811-21859	December 1, 2004	Variable Group Universal Life Insurance (21 total Subaccounts before Substitution; 28 total Subaccounts after Substitution; 7 of which invest in Portfolios of SFT)	• Fidelity VIP Contrafund – Initial Class • Ivy Funds VIP Growth • Ivy Funds VIP Small Cap Growth

APPENDIX B

Proposed Substitution 1

	Existing Portfolio	Replacement Portfolio
Portfolio Name	American Century VP Value Fund – Class II Shares	SFT T. Rowe Price Value Fund

Adviser	American Century Investment Management, Inc.	Advantus Capital Management, Inc.

Subadviser	N/A	T. Rowe Price Associates, Inc.

Investment Objective	The fund seeks long-term capital growth. Income is a secondary objective.	T. Rowe Price Value Fund seeks to provide long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

Principal Investment Strategy	In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company. The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects.

In taking a value approach to investment selection, at least 65% of total assets will normally be invested in common stocks the Fund’s investment sub-adviser, T. Rowe Price Associates, Inc. (T. Rowe Price), regards as undervalued. Holdings are expected to consist primarily of large-cap stocks, but may also include stocks of mid-cap and small-cap companies.

T. Rowe Price’s in-house research team seeks to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation. In selecting investments, T. Rowe Price generally looks for one or more of the following:

•     Low price/earnings, price/book value, price/sales, or price/cash flow rations relative to the S&P 500®, the company’s peers, or its own historical norm;

•     Low stock price relative to a company’s underlying asset values;

•     Companies that may benefit from restructuring activity; and/or

•     A sound balance sheet and other positive financial characteristics.

In pursuing its investment objective, the Fund has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Fund’s management believes will provide an opportunity for substantial appreciation. These situations might arise when the Fund’s management believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management. While most assets will typically be invested in U.S. common stocks, the Fund may invest in foreign stocks in keeping with the Fund’s objectives. The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Proposed Substitution 1

	Existing Portfolio	Replacement Portfolio
Principal Risks

•     Multi-Cap Investing – The fund is a multi-capitalization fund that invests in companies of all sizes. The small and medium-sized companies in which the fund invests may be more volatile and subject to greater risk than larger companies.

•     Style Risk – If the market does not consider the individual stocks purchased by the fund to be undervalued, the value of the fund’s shares may decline, even if stock prices generally are rising.

•     Foreign Securities – The fund may invest in foreign securities, which can be riskier than investing in U.S. securities.

•     Market Risk – The value of the fund’s shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.

•     Price Volatility – The value of the fund’s shares may fluctuate significantly in the short term.

•     Principal Loss – At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

An investment in the T. Rowe Price Value Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Active management risk – The Fund is subject to the risk that the investment sub-adviser’s judgments about the attractiveness, value, or potential appreciation of the Fund’s investments may prove to be incorrect. If the securities selected and strategies employed by the Fund fail to produce the intended results, the Fund could underperform other funds with similar objectives and investment strategies.

•     Risks of stock investing – Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The value of a stock in which the Fund invests may decline due to general weakness in the stock market or because of factors that affect a company or a particular industry.

•     Investment style risk – Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment. The Fund’s value approach to investing could cause it to underperform other stock funds that employ a different investment style. The intrinsic value of a stock with value characteristics may not be fully recognized by the market for a long time or a stock judged to be undervalued may actually be appropriately priced at a low level.

•     Small- and mid-cap stock risk – To the extent the Fund invests in small- and medium-sized companies, it is exposed to greater volatility than a fund that invests only in large companies. Small- and medium-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies.

Proposed Substitution 1

	Existing Portfolio	Replacement Portfolio

         Smaller companies may have limited trading markets and tend to be more sensitive to changes in overall economic conditions.

•     Foreign investing risk – This is the risk that the Fund’s investments in foreign securities may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

Management Fee	0.90% of first $500 million 0.85% of next $500 million 0.80% over $1 billion Current: 0.87%	0.67% of first $1 billion 0.65% on next $1.5 billion 0.60% over $2.5 billion Current: 0.67%

Other Expenses	0.01%	0.09%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.13%	1.01%

Expense Waiver	0.04%	0.00%

Total Net Expenses	1.09%	1.01%

Total Net Fund Assets (12/31/12)	$769,068,661 (Class II Shares $408,103,551)	N/A

40 Act Registration File #	811-05188	811-04279

33 Act Registration File #	033-14567	002-96990

Proposed Substitution 2

	Existing Portfolio	Replacement Portfolio
Portfolio Name	MFS VIT Value Series – Service Class Shares	SFT T. Rowe Price Value Fund

Adviser	Massachusetts Financial Services Company (MFS) serves as the investment adviser for the fund.	Advantus Capital Management, Inc.

Subadviser	N/A	T. Rowe Price Associates, Inc.

Investment Objective	The fund’s investment objective is to seek capital appreciation.	T. Rowe Price Value Fund seeks to provide long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.

Principal Investment Strategy	MFS normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts (REITs), and depositary receipts for such securities. MFS focuses on investing the fund’s assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies). While MFS may invest the fund’s assets in companies of any size, MFS generally focuses on companies with large capitalizations. MFS may invest the fund’s assets in foreign securities. MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

In taking a value approach to investment selection, at least 65% of total assets will normally be invested in common stocks the Fund’s investment sub-adviser, T. Rowe Price Associates, Inc. (T. Rowe Price), regards as undervalued. Holdings are expected to consist primarily of large-cap stocks, but may also include stocks of mid-cap and small-cap companies. T. Rowe Price’s in-house research team seeks to identify companies that appear to be undervalued by various measures, and may be temporarily out of favor, but have good prospects for capital appreciation. In selecting investments, T. Rowe Price generally looks for one or more of the following:

•     Low price/earnings, price/book value, price/sales, or price/cash flow rations relative to the S&P 500®, the company’s peers, or its own historical norm;

•     Low stock price relative to a company’s underlying asset values;

•     Companies that may benefit from restructuring activity; and/or

•     A sound balance sheet and other positive financial characteristics.

In pursuing its investment objective, the Fund has the discretion to deviate from its normal investment criteria, as previously described, and purchase securities that the Fund’s management believes will provide an opportunity for substantial appreciation. These situations might arise when the Fund’s management believes a security could increase in value for a variety of reasons, including an extraordinary corporate event, a new product introduction or innovation, a favorable competitive development, or a change in management. While most assets will typically be invested in U.S. common stocks, the Fund may invest in foreign stocks in keeping with the Fund’s objectives. The Fund may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Proposed Substitution 2

	Existing Portfolio	Replacement Portfolio
Principal Risks

•     Stock Market/Company Risk: Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

•     Value Company Risk: The stocks of value companies can continue to be undervalued for long periods of time and not realize their expected value and can be more volatile than the market in general.

•     Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

•     Investment Selection Risk: The MFS analysis of an investment can be incorrect and can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

•     Counterparty and Third Party Risk: Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

•     Liquidity Risk: It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.

An investment in the T. Rowe Price Value Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Active management risk – The Fund is subject to the risk that the investment sub-adviser’s judgments about the attractiveness, value, or potential appreciation of the Fund’s investments may prove to be incorrect. If the securities selected and strategies employed by the Fund fail to produce the intended results, the Fund could underperform other funds with similar objectives and investment strategies.

•     Risks of stock investing – Stocks generally fluctuate in value more than bonds and may decline significantly over short time periods. There is a chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The value of a stock in which the Fund invests may decline due to general weakness in the stock market or because of factors that affect a company or a particular industry.

•     Investment style risk – Different investment styles tend to shift in and out of favor, depending on market conditions and investor sentiment. The Fund’s value approach to investing could cause it to underperform other stock funds that employ a different investment style. The intrinsic value of a stock with value characteristics may not be fully recognized by the market for a long time or a stock judged to be undervalued may actually be appropriately priced at a low level.

•     Small- and mid-cap stock risk – To the extent the Fund invests in small- and medium-sized companies, it is exposed to greater volatility than a fund that invests only in large companies. Small- and medium-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. Smaller companies may have limited trading markets and tend to be more sensitive to changes in overall economic conditions.

Proposed Substitution 2

	Existing Portfolio	Replacement Portfolio

•     Foreign investing risk – This is the risk that the Fund’s investments in foreign securities may be adversely affected by political and economic conditions overseas, reduced liquidity, or decreases in foreign currency values relative to the U.S. dollar.

Management Fee	0.75% of first $1 billion 0.65% over $1 billion 0.60% over $2.5 billion Current: 0.72%	0.67% of first $1 billion 0.65% on next $1.5 billion 0.60% over $2.5 billion Current: 0.67%

Other Expenses	0.06%	0.09%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.03%	1.01%

Expense Waiver	0.00%	0.00%

Total Net Expenses	1.03%	1.01%

Total Net Fund Assets (12/31/2012)	$2,011,316,939 (Service Class Shares $1,022,722,462)	N/A

40 Act Registration File #	811-08326	811-04279

33 Act Registration File #	033-74668	002-96990

Proposed Substitution 3

	Existing Portfolio	Replacement Portfolio
Portfolio Name	American Century VP Ultra Fund – Class II Shares	SFT Ivy® Growth Fund

Adviser	American Century Investment Management, Inc.	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	The fund seeks long-term capital growth.	The Ivy Growth Fund seeks to provide growth of capital.

Principal Investment Strategy	The portfolio managers look for stocks of companies they believe will increase in value over time. The portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow. The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of larger-sized companies that meet their investment criteria. Under	The Ivy Growth Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of

Proposed Substitution 3

Existing Portfolio	Replacement Portfolio
normal market conditions, the fund’s portfolio will primarily consist of securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace. This includes companies whose growth rates, although still negative, are less negative than prior periods, and companies whose growth rates are expected to accelerate. Among other variables, the portfolio managers will consider the fund’s growth and momentum profile relative to the benchmark. Other analytical techniques help identify additional signs of business improvement, such as increasing cash flows, or other indications of the relative strength of a company’s business. In addition to accelerating growth and other signs of business improvement, the fund also considers companies demonstrating price strength relative to their peers. These techniques help the portfolio managers buy or hold the stocks of companies they believe have favorable growth prospects and sell the stocks of companies whose characteristics no longer meet their criteria.

acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Fund seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily uses a bottom-up strategy in selecting securities for the Fund and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth.

WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Fund typically holds a limited number of stocks (generally 45 to 60). Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Fund will have an indirect exposure to foreign markets through investments in these companies. In general, WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Proposed Substitution 3

	Existing Portfolio	Replacement Portfolio
Principal Risks

•     Growth Stocks — Investments in growth stocks may involve special risks and their prices may fluctuate more dramatically than the overall stock market.

•     Style Risk — If at any time the market is not favoring the fund’s growth investment style, the fund’s gains may not be as big as, or its losses may be bigger than, those of other equity funds using different investment styles.

•     Market Risk — The value of a fund’s shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.

•     Price Volatility — The value of a fund’s shares may fluctuate significantly in the short term.

•     Foreign Securities — A fund may invest in foreign securities, which can be riskier than investing in U.S. securities. Securities of foreign issuers may be less liquid, more volatile and harder to value than U.S. securities.

•     Principal Loss — At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

An investment in the Ivy Growth Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk – The securities of many companies have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which a company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 45 to 60), and the Fund’s portfolio managers also tend to invest a significant portion of the Fund’s total assets in a limited number or stocks. As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s NAV than it would if the Fund invested in a larger number of securities or if the Fund’s managers invested a greater portion of the Fund’s total assets in a larger number of stocks.

•     Large Company Risk – Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during

Proposed Substitution 3

	Existing Portfolio	Replacement Portfolio

         extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

Management Fee	0.90% of first $500 million 0.85% of next $500 million 0.80% over $1 billion Current: 0.90%	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.67%

Other Expenses	0.01%	0.05%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.16%	0.97%

Expense Waiver	0.04%	0.00%

Total Net Expenses	1.12%	0.97%

Total Net Fund Assets (12/31/2012)	$233,138,367 (Class II Shares $200,634,617)	N/A

40 Act Registration File #	811-05188	811-04279

33 Act Registration File #	033-14567	002-96990

Proposed Substitution 4

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Franklin Templeton VIP Trust – Franklin Large Cap Growth Securities – Class 2 Shares	SFT Ivy® Growth Fund

Adviser	Franklin Advisers, Inc. (Adviser)	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	Capital appreciation.	The Ivy Growth Fund seeks to provide growth of capital.

Principal Investment Strategy	Under normal market conditions, the Fund invests at least 80% of its net assets in investments of large-capitalization (large-cap) companies. Large-cap companies are those with market capitalizations (share price times the number of common stock shares outstanding) within those of the top 50% of companies in the Russell 1000® Index at the time of purchase. Under normal market conditions, the Fund invests predominantly in equity securities, mostly common stocks. The Fund may also invest up to 20% of its net assets in investments of small to medium capitalization companies and a portion of its net assets in foreign securities. Although the Fund seeks investments across a number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors. The Adviser is a research driven, fundamental investor, pursuing a growth strategy. As a “bottom-up” investor focusing primarily on individual securities, the investment manager seeks companies that have identifiable drivers of future earnings growth and that present, in Adviser’s opinion, the best trade-off between that potential earnings growth, business and financial risk, and valuation.

The Ivy Growth Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Fund seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily uses a bottom-up strategy in selecting securities for the Fund and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth.

WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Fund typically holds a limited number of stocks (generally 45 to

*	As of September 30, 2013, the market capitalization of the Russell 1000 Index ranged from approximately 4.1 billion to 1.8 billion.

Proposed Substitution 4

	Existing Portfolio	Replacement Portfolio
60). Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Fund will have an indirect exposure to foreign markets through investments in these companies. In general, WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Market - The market values of securities owned by the Fund will go up or down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

•     Growth Style Investing - Growth stock prices reflect projections of future earnings or revenues, and can, therefore, fall dramatically if the company fails to meet those projections. Prices of these companies’ securities may be more volatile than other securities, particularly over the short term.

•     Focus - To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

An investment in the Ivy Growth Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk – The securities of many companies have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which a company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

Proposed Substitution 4

Existing Portfolio	Replacement Portfolio

•     Foreign Securities – Investing in foreign securities typically involves more risks than investing in U.S. securities, including risks related to currency exchange rates and policies, country or government specific issues, less favorable trading practices or regulation and greater price volatility. Certain of these risks also may apply to securities of U.S. companies with significant foreign operations.

•     Smaller and Midsize Companies – Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

•     Management – The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 45 to 60), and the Fund’s portfolio managers also tend to invest a significant portion of the Fund’s total assets in a limited number or stocks. As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s NAV than it would if the Fund invested in a larger number of securities or if the Fund’s managers invested a greater portion of the Fund’s total assets in a larger number of stocks.

•     Large Company Risk – Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely

Proposed Substitution 4

	Existing Portfolio	Replacement Portfolio

         affect issuers in another country or region, which in turn may adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

Management Fee	0.75% up to $500 million 0.625% over $500 million 0.50% over $1 billion Current: 0.75%	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.67%

Other Expenses	0.05%	0.05%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.05%	0.97%

Expense Waiver	0.00%	0.00%

Total Net Expenses	1.05%	0.97%

Total Net Fund Assets (12/31/2012)	$325,745,244 (Class 2 Shares $278,989,132)	N/A

40 Act Registration File #	811-05583	811-04279

33 Act Registration File #	033-23493	002-96990

Proposed Substitution 5

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Invesco VI American Franchise Fund – Series II Shares	SFT Ivy® Growth Fund

Adviser	Invesco Advisers, Inc. (Adviser)	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	The Fund’s investment objective is to seek capital growth.	The Ivy Growth Fund seeks to provide growth of capital.

Principal Investment Strategy	The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from either goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S. The Fund invests primarily in equity securities of mid- and large-capitalization issuers. The principal type of equity security in which the Fund invests is common stock. The Fund invests primarily in securities that are considered by the Fund’s portfolio managers to have potential for earnings or revenue growth. The Fund may invest up to 20% of its net assets in securities of foreign issuers. The Adviser utilizes a bottom-up stock selection process designed to seek alpha (return on investments in excess of the Russell 1000® Growth Index), and a disciplined portfolio construction process designed to manage risk. To narrow the investment universe, the Adviser uses a holistic approach that emphasizes fundamental research and, to a lesser extent, includes quantitative analysis. The Adviser then closely examines company fundamentals including detailed modeling of all of a company’s financial statements, and discussions with company management teams, suppliers, distributors, competitors and customers. The Adviser utilizes a variety of valuation techniques based on the company in question, the industry in which the company operates, the stage of the business cycle, and other factors that best reflect a company’s value. The Adviser seeks to invest in companies with strong or improving fundamentals, attractive valuation relative to growth prospects and earning expectations that appear fair to conservative.

The Ivy Growth Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Fund seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily uses a bottom-up strategy in selecting securities for the Fund and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth.

WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Fund typically holds a limited number of stocks (generally 45 to 60). Many U.S. companies have diverse

*	As of September 30, 2013, the market capitalization of the Russell 1000 Growth Index ranged from approximately 4.1 billion to 2.5 billion.

Proposed Substitution 5

	Existing Portfolio	Replacement Portfolio
	The Adviser considers whether to sell a particular security when a company hits the price target, a company’s fundamentals deteriorate or the catalysts for growth are no longer present or reflected in the stock price. In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.	operations, with products or services in foreign markets. Therefore, the Fund will have an indirect exposure to foreign markets through investments in these companies. In general, WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Active Trading Risk. The Fund engages in frequent trading of portfolio securities. Active trading results in added expenses and may result in a lower return.

•     Foreign Securities Risks. The Fund’s foreign investments may be affected by changes in a foreign country’s exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

•     Growth Investing Risk. Growth stocks tend to be more expensive relative to their earnings or assets compared with other types of stock. As a result they tend to be more sensitive to changes in their earnings and can be more volatile.

•     Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.

•     Market Risk. The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

An investment in the Ivy Growth Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk – The securities of many companies have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which a company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

Proposed Substitution 5

Existing Portfolio	Replacement Portfolio

•     Mid-Capitalization Risk. Stocks of mid-sized companies tend to be more vulnerable to adverse developments in the above factors and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of midsized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 45 to 60), and the Fund’s portfolio managers also tend to invest a significant portion of the Fund’s total assets in a limited number or stocks. As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s NAV than it would if the Fund invested in a larger number of securities or if the Fund’s managers invested a greater portion of the Fund’s total assets in a larger number of stocks.

•     Large Company Risk – Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or

Proposed Substitution 5

	Existing Portfolio	Replacement Portfolio

         region, which in turn may adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

Management Fee

0.695% first $250 million

0.67% next $250 million

0.645% next $500 million

0.62% next $550 million

0.60% next $3.45 billion

0.595% next $250 million

0.57% next $2.25 billion

0.545% next $2.5 billion

0.52% over $10 billion

		0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion

	Current: 0.68%	Current: 0.67%

Other Expenses	0.30%	0.05%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.23%	0.97%

Expense Waiver	0.08%	0.00%

Total Net Expenses	1.15%	0.97%

Total Net Fund Assets (12/31/2012)	$720,674,866 (Series II Shares $224,334,048)	N/A

40 Act Registration File #	811-07452	811-04279

33 Act Registration File #	033-57340	002-96990

Proposed Substitution 6

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Ivy Funds VIP Growth	SFT Ivy® Growth Fund

Adviser	Waddell & Reed Investment Management Company (WRIMCO).	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	To seek to provide growth of capital.	Fund seeks to provide growth of capital.

Principal Investment Strategy	Ivy Funds VIP Growth seeks to achieve its objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Portfolio seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily utilizes a bottom-up strategy in selecting securities for the Portfolio and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth. WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Portfolio typically holds a limited number of stocks (generally 45 to 60). Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies. In general,

The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Fund seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily uses a bottom-up strategy in selecting securities for the Fund and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth.

WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Fund typically holds a limited number of stocks (generally 45 to 60). Many U.S. companies have diverse operations, with products or services in

Proposed Substitution 6

	Existing Portfolio	Replacement Portfolio
	WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Portfolio’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.	foreign markets. Therefore, the Fund will have an indirect exposure to foreign markets through investments in these companies. In general, WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Company Risk. A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk. The securities of many companies may have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which the company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

•     Holdings Risk. The Portfolio typically holds a limited number of stocks (generally 45 to 60), and the Portfolio’s managers also tend to invest a significant portion of the Portfolio’s total assets in a limited number of stocks. As a result, the appreciation or depreciation of any one security held by the Portfolio will have a greater impact on the

An investment in the Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk – The securities of many companies have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which a company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 45 to 60), and the Fund’s

Proposed Substitution 6

Existing Portfolio	Replacement Portfolio

         Portfolio’s net asset value (NAV) than it would if the Portfolio invested in a larger number of securities or if the Portfolio’s managers invested a greater portion of the Portfolio’s total assets in a larger number of stocks.

•     Large Company Risk. Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk. Portfolio performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Portfolio’s holdings and the Portfolio may not perform as well as other similar mutual funds.

•     Market Risk. Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Portfolio’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Portfolio. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Portfolio.

         portfolio managers also tend to invest a significant portion of the Fund’s total assets in a limited number or stocks. As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s NAV than it would if the Fund invested in a larger number of securities or if the Fund’s managers invested a greater portion of the Fund’s total assets in a larger number of stocks.

•     Large Company Risk – Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely

Proposed Substitution 6

	Existing Portfolio	Replacement Portfolio

         affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

Management Fee	I. Payable Rates 0.70% up to $1 billion 0.65% over $1 billion 0.60% over $2 billion 0.55% over $3 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion

II. October 1, 2006 through September 30, 2016, rates reduced pursuant to management fee waiver

0.67% up to $1 billion

0.65% over $1 billion

0.60% over $2 billion

0.55% over $3 billion

III. Current: 0.70%

		Current: 0.67%

Other Expenses	0.05%	0.05%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.00%	0.97%

Expense Waiver	0.03%	0.00%

Total Net Expenses	0.97%	0.97%

Total Net Fund Assets (12/31/2012)	$992,000,000	N/A

40 Act Registration File #	811-05017	811-04279

33 Act Registration File #	033-11466	002-96990
~~*~~	~~The management fee is 0.70% up to $1 billion, 0.65% over $1 billion, 0.60% over $2 billion, and 0.55% over $3 billion. Until September 30, 2016, the management fee up to $1 billion was reduced to 0.67% pursuant to a management fee waiver.~~
~~**~~	~~The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s management fee exceeds 0.65% on assets over $1 billion, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio. This agreement expires on the close of the last business day before May 1, 2016, and may not be amended or terminated prior to that date.~~

Proposed Substitution 7

	Existing Portfolio	Replacement Portfolio
Portfolio Name	MFS VIT Investors Growth Stock Series – Service Class Shares	SFT Ivy® Growth Fund

Adviser	Massachusetts Financial Services Company (MFS)	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	The fund’s investment objective is to seek capital appreciation.	The Fund seeks to provide growth of capital.

Principal Investment Strategy	MFS normally invests at least 80% of the fund’s net assets in stocks. Stocks include common stocks, preferred stocks, securities convertible into stocks, and depositary receipts for such securities. MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies). While MFS may invest the fund’s assets in companies of any size, MFS generally focuses on companies with large capitalizations. MFS may invest the fund’s assets in foreign securities. MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Fund seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily uses a bottom-up strategy in selecting securities for the Fund and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth.

WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Fund typically holds a limited number of stocks (generally 45 to 60). Many U.S. companies have diverse

Proposed Substitution 7

	Existing Portfolio	Replacement Portfolio
operations, with products or services in foreign markets. Therefore, the Fund will have an indirect exposure to foreign markets through investments in these companies. In general, WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Stock Market/Company Risk: Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

•     Growth Company Risk: The stocks of growth companies can be more sensitive to the company’s earnings and more volatile than the market in general.

•     Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

•     Investment Selection Risk: MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

An investment in the Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk – The securities of many companies have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which a company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

Proposed Substitution 7

Existing Portfolio	Replacement Portfolio
• Liquidity Risk: It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 45 to 60), and the Fund’s portfolio managers also tend to invest a significant portion of the Fund’s total assets in a limited number or stocks. As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s NAV than it would if the Fund invested in a larger number of securities or if the Fund’s managers invested a greater portion of the Fund’s total assets in a larger number of stocks.

•     Large Company Risk – Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may

Proposed Substitution 7

	Existing Portfolio	Replacement Portfolio

         adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

Management Fee	0.75% of first $1 billion 0.65% over $1 billion	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion

	Current: 0.75%	Current: 0.67%

Other Expenses	0.08%	0.05%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.08%	0.97%

Expense Waiver	0.00%	0.00%

Total Net Expenses	1.08%	0.97%

Total Net Fund Assets (12/31/2012)	$345,171,927 (Service Class Shares $273,739,726)	N/A

40 Act Registration File #	811-08326	811-04279

33 Act Registration File #	033-74668	002-96990

Proposed Substitution 8

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Service Shares	SFT Ivy® Growth Fund

Adviser	OppenheimerFunds, Inc.	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	The Fund seeks capital appreciation.	The Fund seeks to provide growth of capital.

Principal Investment Strategy

The Fund mainly invests in common stocks of “growth companies.” Growth companies are companies whose earnings and stock prices are expected to increase at a faster rate than the overall market. These may be newer companies or established companies of any capitalization range that the portfolio managers believe may appreciate in value over the long term. Currently, the Fund primarily focuses on established companies that are similar in size to companies in the S&P 500 Index or the Russell 1000 Growth Index. The Fund primarily invests in securities of U.S. issuers but may also invest in foreign securities. The portfolio managers look for growth companies with stock prices that they believe are reasonable in relation to overall stock market valuations. In seeking broad diversification of the Fund’s portfolio among industries and market sectors, the portfolio managers focus on a number of factors that may vary in particular cases and over time. Currently, the portfolio managers look for:

•     companies in business areas that have above-average growth potential,

•     companies with growth rates that the portfolio managers believe are sustainable over time,

•     stocks with reasonable valuations relative to their growth potential.

The Fund may sell the stocks of companies that the portfolio managers believe no longer meet the above criteria, but is not required to do so.

The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of common stocks issued by large capitalization companies that Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes are high-quality, growth-oriented companies with appreciation possibilities. Large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition. Growth oriented companies are those whose earnings WRIMCO believes are likely to grow faster than the economy. The Fund seeks to generate solid returns while striving, when reasonably possible, to protect against downside risks. WRIMCO primarily uses a bottom-up strategy in selecting securities for the Fund and seeks companies that it believes have dominant market positions and established competitive advantages. WRIMCO believes that these characteristics can help to mitigate competition and lead to more sustainable revenue and earnings growth.

WRIMCO attempts to focus on companies operating in large, growing, addressable markets (generally, the potential markets for their goods and services) whose competitive market position WRIMCO believes will allow them to grow faster than the general economy. The key factors WRIMCO typically analyzes consist of: a company’s brand equity, balance sheet, proprietary technology, economies of scale, strength of management, and level of intra- and inter-industry competition; the threat of substitute products; and the interaction and bargaining power between a company, its customers, suppliers and competitors. The Fund typically holds a limited number of stocks (generally 45 to 60). Many U.S. companies have diverse

*	As of September 30, 2013, the market capitalization of the Russell 1000 Growth Index ranged from approximately 4.1 billion to 2.5 billion.

Proposed Substitution 8

	Existing Portfolio	Replacement Portfolio
operations, with products or services in foreign markets. Therefore, the Fund will have an indirect exposure to foreign markets through investments in these companies. In general, WRIMCO may sell a security when, in WRIMCO’s opinion, a company experiences deterioration in its growth and/or profitability characteristics, or a fundamental breakdown of its sustainable competitive advantages. WRIMCO also may sell a security if it believes that the security no longer presents sufficient appreciation potential; this may be caused by, or be an effect of, changes in the industry of the issuer, loss by the company of its competitive position, and/or poor use of resources. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth more or less than what you paid for them. These risks mean that you can lose money by investing in the Fund.

•     Main Risks of Investing in Stock. The value of the Fund’s portfolio may be affected by changes in the stock markets. Stock markets may experience significant short-term volatility and may fall sharply at times. Different stock markets may behave differently from each other and U.S. stock markets may move in the opposite direction from one or more foreign stock markets. The prices of individual stocks generally do not all move in the same direction at the same time and a variety of factors can affect the price of a particular company’s stock. These factors may include, but are not limited to: poor earnings reports, a loss of customers, litigation against the company, general unfavorable performance of the company’s sector or industry, or changes in government regulations affecting the company or its industry. At times, the Fund may emphasize

An investment in the Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Foreign Exposure Risk – The securities of many companies have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which a company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

Proposed Substitution 8

Existing Portfolio	Replacement Portfolio

         investments in a particular industry or economic or market sector. To the extent that the Fund increases its emphasis on investments in a particular industry or sector, the value of its investments may fluctuate more in response to events affecting that industry or sector, such as changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry or sector more than others.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 45 to 60), and the Fund’s portfolio managers also tend to invest a significant portion of the Fund’s total assets in a limited number or stocks. As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s NAV than it would if the Fund invested in a larger number of securities or if the Fund’s managers invested a greater portion of the Fund’s total assets in a larger number of stocks.

•     Main Risks of Growth Investing. If a growth company’s earnings or stock price fails to increase as anticipated, or if its business plans do not produce the expected results, its securities may decline sharply. Growth companies may be newer or smaller companies that may experience greater stock price fluctuations and risks of loss than larger, more established companies. Newer growth companies tend to retain a large part of their earnings for research, development or investments in capital assets. Therefore, they may not pay any dividends for some time. Growth investing has gone in and out of favor during past market cycles and is likely to continue to do so. During periods when growth investing is out of favor or when markets are unstable, it may be more difficult to sell growth company securities at an acceptable price. Growth stocks may also be more volatile than other securities because of investor speculation.

•     Large Company Risk – Large capitalization companies may go in and out of favor based on market and economic conditions. Large capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology, and also may not be able to attain the high growth rate of successful smaller companies, especially during extended periods of economic expansion. Although the securities of larger companies may be less volatile than those of companies with smaller market capitalizations, returns on investments in securities of large capitalization companies could trail the returns on investments in securities of smaller companies.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may

Proposed Substitution 8

	Existing Portfolio	Replacement Portfolio

         adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

Management Fee	0.75% of first $200 million 0.72% of next $200 million 0.69% of next $200 million 0.66% of next $200 million 0.60% over $800 million	0.67% of first $500 million 0.625% of next $300 million 0.60% of next $200 million 0.50% over $1 billion

	Current: 0.69%	Current: 0.67%

Other Expenses	0.12%	0.05%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.06%	0.97%

Expense Waiver	0.01%	0.00%

Total Net Expenses	1.05%	0.97%

Total Net Fund Assets (12/31/2012)	$940,348,017 (Service Shares $366,663,985)	N/A

40 Act Registration File #	811-04108	811-04279

33 Act Registration File #	002-93177	002-96990

Proposed Substitution 9

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Ivy Funds VIP Small Cap Growth	SFT Ivy® Small Cap Growth Fund

Adviser	Waddell & Reed Investment Management Company (WRIMCO).	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	To seek to provide growth of capital.	The Fund seeks to provide growth of capital.

Principal Investment Strategy	Ivy Funds VIP Small Cap Growth seeks to achieve its objective by investing, under normal circumstances, at least 80% of its net assets in common stocks of small cap companies. Small cap companies typically are companies with market capitalizations below $3.5 billion at the time of acquisition. The Portfolio emphasizes relatively new or unseasoned companies in their early stages of development, or smaller companies positioned in new or emerging industries where Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, believes there is opportunity for higher growth than in established companies or industries. The Portfolio’s investments in equity securities may include common stocks that are offered in initial public offerings (IPOs). In selecting securities for the Portfolio, WRIMCO utilizes a bottom-up stock picking process that focuses on companies it believes have sustainable long-term growth potential with superior financial characteristics and, therefore, are believed by WRIMCO to be of a higher quality than many other small cap companies. WRIMCO may look at a number of factors regarding a company, such as: management that is aggressive, creative, strong and/or dedicated, technological or specialized expertise, new or unique products or services, entry into new or emerging industries, growth in earnings/growth in revenue and sales/positive cash flows, ROIC (return on invested capital), market share, barriers to entry, operating margins, rising returns on investment, and security size and liquidity. The Portfolio typically holds a limited number of stocks (generally 60 to 70). Generally, in determining whether to sell a security, WRIMCO uses the same type of analysis that it uses in buying securities. For example, WRIMCO may sell a security if it believes that the stock no longer offers significant growth potential, which may be due to a change in the business or	The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in common stocks of small cap companies. Small cap companies typically are companies with market capitalizations below $3.5 billion at the time of acquisition. The Fund emphasizes relatively new or unseasoned companies in their early stages of development, or smaller companies positioned in new or emerging industries where Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes there is opportunity for higher growth than in established companies or industries. The Fund’s investments in equity securities may include common stocks that are offered in initial public offerings (IPOs). In selecting securities for the Fund, WRIMCO utilizes a bottom-up stock picking process that focuses on companies it believes have substantial long-term growth potential with superior financial characteristics and, therefore, are believed by WRIMCO to be of a higher quality than many other small cap companies. WRIMCO may look at a number of factors regarding a company, such as: management that is aggressive, creative, strong and/or dedicated, technological or specialized expertise, new or unique products or services, entry into new or emerging industries, growth in earnings/growth in revenue and sales/positive cash flows, ROIC (return on invested capital), market share, barriers to entry, operating margins, rising returns on investment, and security size and liquidity. The Fund typically holds a limited number of stocks (generally 60 to 70). Generally, in determining whether to sell a security, WRIMCO uses the same type of analysis that it uses in buying securities. For example, WRIMCO may

Proposed Substitution 9

	Existing Portfolio	Replacement Portfolio
	management of the company or a change in the industry of the company. WRIMCO also may sell a security to reduce the Portfolio’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.	sell a security if it believes that the stock no longer offers significant growth potential, which may be due to a change in the business or management of the company or a change in the industry of the company. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Company Risk. A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Growth Stock Risk. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

•     Holdings Risk. The Portfolio typically holds a limited number of stocks (generally 60 to 70). As a result, the appreciation or depreciation of any one security held by the Portfolio will have a greater impact on the Portfolio’s net asset value (NAV) than it would if the Portfolio invested in a larger number of securities.

•     Initial Public Offering Risk. Investments in IPOs can have a significant positive impact on the Portfolio’s performance; however, any positive effect of investments in IPOs may not be sustainable because of a number of factors. Namely, the Portfolio may not be able to buy shares in some IPOs, or may be able to buy only a small number of shares. Also, the Portfolio may not be able to buy the shares at the commencement of the offering, and the general availability and performance of IPOs are dependent on market psychology and economic conditions. To the extent that IPOs have a significant impact on the Portfolio’s performance, this may not be able to be replicated in the future. The relative performance impact of IPOs is also likely to decline as the Portfolio grows.

•     Liquidity Risk. Generally, a security is liquid if the Portfolio is able to sell the security at a fair price within a reasonable time. Liquidity is generally related to the market trading volume for a particular security. Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wider fluctuations in market value. Less liquid

An investment in the Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 60 to 70). As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s net asset value (NAV) than it would if the Fund invested in a larger number of securities.

•     Initial Public Offering Risk – Investments in IPOs can have a significant positive impact on the Fund’s performance; however any positive effect of investments in IPOs may not be sustainable because of a number of factors. Namely, the Fund may not be able to buy shares in some IPOs, or may be able to buy only a small number of shares. Also, the Fund may not be able to buy the shares at the commencement of the offering, and the general availability and performance of IPOs are dependent on market psychology and economic conditions. To the extent that IPOs have had a significant impact on the Fund’s performance, this may not be able to be replicated in the future. The relative performance impact of IPOs is also likely to decline as the Fund grows.

•     Liquidity Risk – Generally, a security is liquid if the Fund is able to sell the security at a fair price within a reasonable

Proposed Substitution 9

Existing Portfolio	Replacement Portfolio

         securities are more difficult to dispose of at their recorded values and are subject to increased spreads and volatility. Also, the Portfolio may not be able to dispose of illiquid securities when that would be beneficial at a favorable time or price.

•     Management Risk. Portfolio performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Portfolio’s holdings and the Portfolio may not perform as well as other similar mutual funds.

•     Market Risk. Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Portfolio’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Portfolio. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Portfolio.

•     Small Company Risk. Securities of small capitalization companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such companies’ small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such securities may be less than is typical of larger companies, making them subject to wider price fluctuations and such securities may be more affected than other types of securities by the underperformance of a sector or during market downturns. In some cases, there could be difficulties in selling securities of small capitalization companies at the desired time.

         time. Liquidity is generally related to the market trading volume for a particular security. Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wider fluctuations in market value. Less liquid securities are more difficult to dispose of at their recorded values and are subject to increased spreads and volatility. Also, the Fund may not be able to dispose of illiquid securities when that would be beneficial at a favorable time or price.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

•     Small Company Risk – Securities of small capitalization companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such companies’ small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such

Proposed Substitution 9

	Existing Portfolio	Replacement Portfolio

         securities may be less than is typical of larger companies, making them subject to wider price fluctuations and such securities may be more affected than other types of securities by the underperformance of a sector or during market downturns. In some cases, there could be difficulties in selling securities of small capitalization companies at the desired time.

Management Fee

I. Payable Rates

0.85% up to $1 billion

0.83% over $1 billion

0.80% over $2 billion

0.76% over $3 billion

II. October 1,2006 through September 30, 2016, rates reduced pursuant to management fee waiver

0.83% up to $1 billion

0.83% over $1 billion

0.80% over $2 billion

0.76% over $3 billion

		0.85% up to $1 billion* 0.80% on next $2 billion 0.76% over $3 billion

	III. Current: 0.85%	Current: 0.85%*

Other Expenses	0.06%	0.11%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.16%	1.21%

Expense Waiver	0.02%	0.07%*

Total Net Expenses	1.14%	1.14%

Total Net Fund Assets (12/31/2012)	$448,147,000	N/A

40 Act Registration File #	811-05017	811-04279

33 Act Registration File #	033-11466	002-96990

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s management fee exceeds 0.83% on assets over $1 billion, or to the extent net expenses of the Replacement Portfolio exceed those of the Existing Portfolio for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio. This agreement expires on the close of the last business day before September 30, 2016, and may not be amended or terminated prior to that date.

Proposed Substitution 10

	Existing Portfolio	Replacement Portfolio
Portfolio Name	MFS VIT New Discovery Series – Service Class Shares	SFT Ivy® Small Cap Growth Fund

Adviser	Massachusetts Financial Services Company (MFS)	Advantus Capital Management, Inc.

Subadviser	N/A	Waddell & Reed Investment Management Company

Investment Objective	The fund’s investment objective is to seek capital appreciation.	The Fund seeks to provide growth of capital.

Principal Investment Strategy	MFS normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts (REITs), and depositary receipts for such securities. MFS focuses on investing the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies). While MFS may invest the fund’s assets in companies of any size, MFS generally focuses on companies with small capitalizations. MFS may invest the fund’s assets in foreign securities. MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.	The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in common stocks of small cap companies. Small cap companies typically are companies with market capitalizations below $3.5 billion at the time of acquisition. The Fund emphasizes relatively new or unseasoned companies in their early stages of development, or smaller companies positioned in new or emerging industries where Waddell & Reed Investment Management Company (WRIMCO), the Fund’s investment sub-adviser, believes there is opportunity for higher growth than in established companies or industries. The Fund’s investments in equity securities may include common stocks that are offered in initial public offerings (IPOs). In selecting securities for the Fund, WRIMCO utilizes a bottom-up stock picking process that focuses on companies it believes have substantial long-term growth potential with superior financial characteristics and, therefore, are believed by WRIMCO to be of a higher quality than many other small cap companies. WRIMCO may look at a number of factors regarding a company, such as: management that is aggressive, creative, strong and/or dedicated, technological or specialized expertise, new or unique products or services, entry into new or emerging industries, growth in earnings/growth in revenue and sales/positive cash flows, ROIC (return on invested capital), market share, barriers to entry, operating margins, rising returns on investment, and security size and liquidity. The Fund typically holds a limited number of stocks (generally 60 to 70). Generally, in determining whether to sell a security, WRIMCO uses the same type of analysis that it uses in buying securities. For example, WRIMCO may

Proposed Substitution 10

	Existing Portfolio	Replacement Portfolio
sell a security if it believes that the stock no longer offers significant growth potential, which may be due to a change in the business or management of the company or a change in the industry of the company. WRIMCO also may sell a security to reduce the Fund’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Stock Market/Company Risk: Stock markets are volatile and can decline significantly in response to issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions, as well as to investor perceptions of these conditions. The price of an equity security can decrease significantly in response to these conditions, and these conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the market in general.

•     Growth Company Risk: The stocks of growth companies can be more sensitive to the company’s earnings and more volatile than the market in general.

•     Small Cap Risk: The stocks of small cap companies can be more volatile than stocks of larger companies.

•     Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

•     Investment Selection Risk: MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

•     Liquidity Risk: It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.

An investment in the Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Company Risk – A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Growth Stock Risk – Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general.

•     Holdings Risk – The Fund typically holds a limited number of stocks (generally 60 to 70). As a result, the appreciation or depreciation of any one security held by the Fund will have a greater impact on the Fund’s net asset value (NAV) than it would if the Fund invested in a larger number of securities.

•     Initial Public Offering Risk – Investments in IPOs can have a significant positive impact on the Fund’s performance; however any positive effect of investments in IPOs may not be sustainable because of a number of factors. Namely, the Fund may not be able to buy shares in some IPOs, or may be able to buy only a small number of shares. Also, the Fund may not be able to buy the shares at the commencement of the offering, and the general availability and performance of IPOs are dependent on market psychology and economic conditions. To the extent that IPOs have had a significant impact on the Fund’s performance, this may not be able to be replicated in the future. The relative performance impact of IPOs is also likely to decline as the Fund grows.

•     Liquidity Risk – Generally, a security is liquid if the Fund is able to sell the security at a fair price within a reasonable

Proposed Substitution 10

Existing Portfolio	Replacement Portfolio

         time. Liquidity is generally related to the market trading volume for a particular security. Illiquid securities may trade at a discount from comparable, more liquid investments, and may be subject to wider fluctuations in market value. Less liquid securities are more difficult to dispose of at their recorded values and are subject to increased spreads and volatility. Also, the Fund may not be able to dispose of illiquid securities when that would be beneficial at a favorable time or price.

•     Management Risk – Fund performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Fund’s holdings and the Fund may not perform as well as other similar mutual funds.

•     Market Risk – Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Fund’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the NAVs of many mutual funds, including to some extent the Fund. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Fund. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Fund.

•     Small Company Risk – Securities of small capitalization companies are subject to greater price volatility, lower trading volume and less liquidity due to, among other things, such companies’ small size, limited product lines, limited access to financing sources and limited management depth. In addition, the frequency and volume of trading of such securities may be less than is typical of larger companies, making them subject to wider price fluctuations and such

Proposed Substitution 10

	Existing Portfolio	Replacement Portfolio

         securities may be more affected than other types of securities by the underperformance of a sector or during market downturns. In some cases, there could be difficulties in selling securities of small capitalization companies at the desired time.

Management Fee	0.90% of first $1 billion 0.80% over $1 billion Current: 0.90%	0.85% up to $1 billion* 0.80% on next $2 billion 0.76% over $3 billion Current: 0.85%*

Other Expenses	0.07%	0.11%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.22%	1.21%

Expense Waiver	0.00%	0.07%

Total Net Expenses	1.22%	1.14%

Total Net Fund Assets (12/31/2012)	$788,330,956 (Service Class Shares $393,223,531)	N/A

40 Act Registration File #	811-08326	811-04279

33 Act Registration File #	033-74668	002-96990

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s management fee exceeds 0.83% on assets over $1 billion, or to the extent net expenses of the Replacement Portfolio exceed those of the Existing Portfolio for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio. This agreement expires on the close of the last business day before September 30, 2016, and may not be amended or terminated prior to that date.

Proposed Substitution 11

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Invesco VI Core Equity Fund – Series II Shares	SFT Pyramis® Core Equity Fund

Adviser	Invesco Advisers, Inc.	Advantus Capital Management, Inc.

Subadviser	N/A	Pyramis Global Advisors, LLC

Investment Objective	The Fund’s investment objective is long-term growth of capital.	The Pyramis Core Equity Fund seeks long-term capital appreciation.

Principal Investment Strategy	The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality management, a strong competitive position and which are trading at compelling valuations. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund invests primarily in equity securities. The principal type of equity securities in which the Fund invests is common stock. The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers. The Fund may invest up to 25% of its net assets in foreign securities, which includes foreign debt and foreign equity securities. The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective. The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts. The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk. The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis

The Pyramis Core Equity Fund seeks to achieve its investment objective by:

•     Normally investing primarily in common stocks. It is the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its net assets (exclusive of collateral received in connection with securities lending) in common stocks.

•     Investing in securities of companies whose value Pyramis Global Advisers, LLC (Pyramis) believes is not fully recognized by the public.

•     Investing in domestic and foreign issuers.

•     Allocating the Fund’s assets across different market sectors (at present, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities), using different Pyramis managers.

•     Investing in either “growth” stocks or “value” stocks.

•     Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Proposed Substitution 11

	Existing Portfolio	Replacement Portfolio
evaluates an issuer’s capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to determine an issuer’s competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer’s value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management, a strong competitive position and is trading at an attractive valuation. The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

Principal Risks

•     Cash/Cash Equivalents Risk. Holding cash or cash equivalents may negatively affect performance.

•     Debt Securities Risk. The Fund may invest in debt securities that are affected by changing interest rates and changes in their effective maturities and credit quality.

•     Derivatives Risk. The performance of derivative instruments is tied to the performance of an underlying currency, security, index, commodity or other instrument. In addition to risks relating to their underlying instruments, the use of derivatives may include other, possibly greater, risks. Derivatives involve costs, may be volatile, and may involve a small initial investment relative to the risk assumed. Risks associated with the use of derivatives may include counterparty, leverage, correlation, liquidity, tax, market, interest rate and management risks. Derivatives may also be more difficult to purchase, sell or value than other investments. The Fund may lose more than the cash amount invested on investments in derivatives. Investors should bear in mind that, while the Fund intends to use derivative strategies, it is not obligated to actively engage in these transactions, generally or in any particular kind of derivative, if the Adviser elects not to do so due to availability, cost, market conditions or other factors.

An investment in the Pyramis Core Equity Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Stock Market Volatility – Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market and different types of securities can react differently to these developments.

•     Foreign Exposure – Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

•     Issuer-Specific Changes – The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

Proposed Substitution 11

	Existing Portfolio	Replacement Portfolio

•     Foreign Securities Risk. The Fund’s foreign investments may be affected by changes in a foreign country’s exchange rates, political and social instability, changes in economic or taxation policies, difficulties when enforcing obligations, decreased liquidity, and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

•     Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.

•     Market Risk. The prices of and the income generated by the Fund’s securities may decline in response to, among other things, investor sentiment, general economic and market conditions, regional or global instability, and currency and interest rate fluctuations.

Management Fee	0.65% first $250 million 0.60% of the excess over $250 million Current: 0.61%	0.65%

Other Expenses	0.29%	0.11%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	1.15%	1.01%

Expense Waiver	0.02%	0.12%

Total Net Expenses	1.13%	0.89%*

Total Net Fund Assets (12/31/2012)	$1,142,868,252 (Series II Shares $109,213,157)	N/A

40 Act Registration File #	811-07452	811-04279

33 Act Registration File #	033-57340	002-96990

*	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s annual net operating expenses exceeds those of the Existing Portfolios in Proposed Substitutions 11 and 12 for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio for the life of each Contract outstanding on the Substitution Date.

Proposed Substitution 12

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Fidelity VIP Contrafund – Initial Class Shares and Service Class 2 Shares	SFT Pyramis® Core Equity Fund

Adviser	Fidelity Management & Research (FMR)	Advantus Capital Management, Inc.

Subadviser	FMR Co., Inc. (FMRC) and other investment advisers serve as subadvisers for the fund.	Pyramis Global Advisors, LLC

Investment Objective	The fund seeks long-term capital appreciation.	The Pyramis Core Equity Fund seeks long-term capital appreciation.

Principal Investment Strategy

•     Normally investing primarily in common stocks.

•     Investing in securities of companies whose value FMR believes is not fully recognized by the public.

•     Investing in domestic and foreign issuers.

•     Allocating the fund’s assets across different market sectors (at present, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities), using different Fidelity managers.

•     Investing in either “growth” stocks or “value” stocks or both.

•     Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.

The Pyramis Core Equity Fund seeks to achieve its investment objective by:

•     Normally investing primarily in common stocks. It is the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its net assets (exclusive of collateral received in connection with securities lending) in common stocks.

•     Investing in securities of companies whose value Pyramis Global Advisers, LLC (Pyramis) believes is not fully recognized by the public.

•     Investing in domestic and foreign issuers.

•     Allocating the Fund’s assets across different market sectors (at present, consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecom services, and utilities), using different Pyramis managers.

•     Investing in either “growth” stocks or “value” stocks.

•     Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

Principal Risks

•     Stock Market Volatility. Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market and different types of securities can react differently to these developments.

•     Foreign Exposure. Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

•     Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.

An investment in the Pyramis Core Equity Fund may result in the loss of money, and may also be subject to various risks including the following types of principal risks:

•     Stock Market Volatility – Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market and different types of securities can react differently to these developments.

•     Foreign Exposure – Foreign markets can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

Proposed Substitution 12

	Existing Portfolio		Replacement Portfolio
			• Issuer-Specific Changes – The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole.
	Initial Class	Service Class 2	Class 1 Shares	Class 2 Shares
Management Fee	0.56%	0.56%	0.65%*	0.65%*
Other Expenses	0.08%	0.08%	0.11%	0.11%
12b-1 Fee	0.00%	0.25%	0.00%	0.25%
Total Gross Expenses	0.64%	0.89%	0.76%	1.01%
Expense Waiver	0.00%	0.00%	0.12%	0.12%
Total Net Expenses	0.64%	0.89%	0.64%**	0.89%**
Total Net Fund Assets (12/31/2012)	$16,263,349,866 (Initial Class $6,440,357,464)	$16,263,349,866 (Service Class 2 $7,740,640,006)	N/A	N/A
40 Act Registration File #	811-05511	811-07205	811-04279
33 Act Registration File #	033-20773	033-54837	002-96990

*	The Existing Portfolio has a breakpoint schedule (set out above in Section II.C.4.) that applies to both classes of shares.
**	The Life Companies have agreed and will disclose that to the extent the Replacement Portfolio’s annual net operating expenses exceeds those of the Existing Portfolios in Proposed Substitutions 11 and 12 for the 2013 fiscal year, they will make a reimbursement to those Contract Owners whose Subaccount invests in the Replacement Portfolio for the life of each Contract outstanding on the Substitution Date.

Proposed Substitution 13

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Fidelity VIP High Income – Service Class 2 Shares	Ivy Funds VIP High Income

Adviser	Fidelity Management & Research Company (FMR) is the fund’s manager.	Waddell & Reed Investment Management Company (WRIMCO)

Subadviser	FMR Co., Inc. (FMRC) and other investment advisers serve as the subadvisers for the fund.	N/A

Investment Objective	The fund seeks a high level of current income, while also considering growth of capital.	To seek to provide total return through a combination of high current income and capital appreciation.

Principal Investment Strategy

•     Normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities.

•     Potentially investing in non-income producing securities, including defaulted securities and common stocks.

•     Investing in companies in troubled or uncertain financial condition.

•     Investing in domestic and foreign issuers.

•     Using fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Ivy Funds VIP High Income seeks to achieve its objective by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities, including secured and unsecured loan assignments, loan participations and other loan instruments (loans), of U.S. and foreign issuers, the risks of which are, in the judgment of Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, consistent with the Portfolio’s objective. The Portfolio may invest in fixed-income securities of any maturity and in companies of any size. The Portfolio invests primarily in lower-quality debt securities, which include debt securities rated BBB+ or lower by Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality. The Portfolio may invest an unlimited amount of its total assets in non-investment grade debt securities, commonly called junk bonds, which include debt securities rated BB+ or lower by S&P or comparably rated by another NRSRO or, if unrated, determined by WRIMCO to be of comparable quality. Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies. The Portfolio may invest significantly in restricted securities that have not been registered for sale under the Securities Act of 1933 that are determined to be liquid in accordance with procedures adopted by the Trust’s Board of Trustees.

Proposed Substitution 13

	Existing Portfolio	Replacement Portfolio
The Portfolio may also invest in private placement securities. WRIMCO may look at a number of factors in selecting securities for the Portfolio, including the economic environment, interest rate trends and industry fundamentals as well as analysis of the company’s fundamentals, including: financial strength, growth of operating cash flows, strength of management, borrowing requirements, improving debt to cash ratios, potential to improve credit standing, and a strong, defensible market position. After its preliminary determination to invest in securities issued by a company, WRIMCO attempts to optimize the Portfolio’s risk/reward by investing in the debt portion of the company’s capital structure that WRIMCO believes to be most attractive, which may include secured and unsecured loans or floating rate notes, unsecured high-yield bonds, and/or convertible securities trading well below their conversion values. Generally, in determining whether to sell a debt security, WRIMCO uses the same type of analysis that it uses in buying debt securities. For example, WRIMCO may sell a holding if, in WRIMCO’s opinion, the issuer’s financial strength declines, or is anticipated to decline, to an unacceptable level, or if management of the company weakens. WRIMCO may sell a security if the competitive conditions of a particular industry have increased, and it believes the Portfolio should, therefore, reduce its exposure to such industry. WRIMCO also may sell a security if, in WRIMCO’s opinion, the price of the security has risen to reflect the company’s improved creditworthiness and other investments with greater potential exist. WRIMCO may sell a security to reduce the Portfolio’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Principal Risks

•     Stock Market Volatility. Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market and different types of securities can react differently to these developments.

•     Interest Rate Changes. Interest rate increases can cause the price of a debt security to decrease.

•     Company Risk. A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Credit Risk. An issuer of a fixed-income obligation may not make payments on the obligation when due or may default on its obligation.

Proposed Substitution 13

Existing Portfolio	Replacement Portfolio

•     Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market.

•     Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell.

•     Foreign Exposure Risk. The securities of many companies may have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which the company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that may not be associated with the U.S. markets and that could affect the Portfolio’s performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; fluctuations in foreign currency exchange rates and related conversion costs; adverse foreign tax consequences; different and/or less stringent financial reporting standards; custody; and settlement delays. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate.

•     Interest Rate Risk. A rise in interest rates may cause a decline in the value of the Portfolio’s securities, especially securities with longer maturities. A decline in interest rates may cause the Portfolio to experience a decline in its income.

•     Liquidity Risk. Generally, a security is liquid if the Portfolio is able to sell the security at a fair price within a reasonable time. Liquidity is generally related to the market trading volume for a particular security. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wider fluctuations in market value. Less liquid securities are more difficult to dispose of at their recorded values and are subject to increased spreads and volatility. Also, the Portfolio may not be able to dispose of illiquid securities at a favorable time or price.

Proposed Substitution 13

Existing Portfolio	Replacement Portfolio

•     Loan Risk. In addition to the risks typically associated with fixed-income securities, loans carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

•     Low-rated Securities Risk. In general, low-rated debt securities (commonly referred to as “high yield” or “junk” bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio’s returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations.

•     Management Risk. Portfolio performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Portfolio’s holdings and the Portfolio may not perform as well as other similar mutual funds.

•     Market Risk. Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Portfolio’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the net asset values (NAVs) of many mutual funds, including to some extent the Portfolio. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect

Proposed Substitution 13

	Existing Portfolio	Replacement Portfolio

         issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Portfolio.

•     Private Placements and Other Restricted Securities Risk. Restricted securities, which include private placements, are securities that are subject to legal or contractual restrictions on resale, and there can be no assurance of a ready market for resale. The Portfolio could find it difficult to sell privately placed securities and other restricted securities when WRIMCO believes it is desirable to do so, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, and the prices realized could be less than those originally paid or less than the fair market value. At times, it also may be difficult to determine the fair value of such securities for purposes of computing the NAV of the Portfolio.

•     Reinvestment Risk. A decline in interest rates may cause issuers to prepay higher-yielding debt securities held by the Portfolio, resulting in the Portfolio reinvesting in securities with lower yields, which may cause a decline in its income.

Management Fee	0.56%*	0.63%

Other Expenses	0.12%	0.06%

12b-1 Fee	0.25%	0.25%

Total Gross Expenses	0.93%	0.94%

Expense Waiver	0.00%	0.00%

Total Net Expenses	0.93%	0.94%

Total Net Fund Assets (12/31/2012)	$1,513,256,086 (Service Class 2 $281,065,286)	$448,997,000

40 Act Registration File #	811-07205	811-05017

33 Act Registration File #	033-54837	033-11466
*	The Existing Portfolio has a breakpoint schedule (set out above in Section II.C.4.) that applies to both classes of shares.

Proposed Substitution 14

	Existing Portfolio	Replacement Portfolio
Portfolio Name	Oppenheimer Variable Account Funds – Global Strategic Income/VA – Service Shares	Ivy Funds VIP High Income

Adviser	OppenheimerFunds, Inc.	Waddell & Reed Investment Management Company (WRIMCO)

Subadviser	N/A	N/A

Investment Objective	The Fund seeks total return.	To seek to provide total return through a combination of high current income and capital appreciation.

Principal Investment Strategy	Under normal market conditions, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in debt securities. A debt security is a security representing money borrowed by the issuer that must be repaid, specifying the amount of principal, the interest rate or discount, and the time or times at which payments are due. The Fund invests mainly in issuers in three market sectors: (1) foreign governments and companies, (2) U.S. government securities, and (3) lower-grade, high-yield securities (commonly referred to as “junk bonds”) of U.S. and foreign companies. However, the Fund is not required to invest in all three sectors at all times, and the amount of its assets in each of the three sectors will vary over time. The Fund can invest up to 100% of its assets in any one sector at any time, if the Fund’s portfolio managers believe that it offers the best investment opportunity. Under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries. The Fund’s foreign investments may include debt securities issued by foreign governments or companies in both developed markets and emerging markets. The Fund has no requirements regarding the range of maturities of the debt securities it can buy or the market capitalization of the issuers of those securities. The Fund can invest in investment grade or lower-grade, high-yield debt securities. “Investment grade” debt securities are rated in one of the top four rating categories by nationally recognized statistical rating organizations such as Moody’s Investors Service or Standard &	Ivy Funds VIP High Income seeks to achieve its objective by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities, including secured and unsecured loan assignments, loan participations and other loan instruments (loans), of U.S. and foreign issuers, the risks of which are, in the judgment of Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, consistent with the Portfolio’s objective. The Portfolio may invest in fixed-income securities of any maturity and in companies of any size. The Portfolio invests primarily in lower-quality debt securities, which include debt securities rated BBB+ or lower by Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality. The Portfolio may invest an unlimited amount of its total assets in non-investment grade debt securities, commonly called junk bonds, which include debt securities rated BB+ or lower by S&P or comparably rated by another NRSRO or, if unrated, determined by WRIMCO to be of comparable quality. Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies. The Portfolio may invest significantly in restricted securities that have not been registered for sale under the Securities Act of 1933 that are determined to be

Proposed Substitution 14

Existing Portfolio	Replacement Portfolio
Poor’s. The Fund may also invest in unrated securities, in which case the Fund’s Subadviser, OppenheimerFunds, Inc., may internally assign ratings to certain of those securities, after assessing their credit quality, in investment-grade or below-investment-grade categories similar to those of nationally recognized statistical rating organizations. There can be no assurance, nor is it intended, that the Subadviser’s credit analysis is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization. The Fund’s debt investments typically include: U.S. and foreign government bonds and notes, collateralized mortgage obligations (CMOs) and other mortgage-related securities, domestic and foreign corporate debt obligations, “structured” notes, “zero coupon” and “stripped” securities, participation interests in loans, investments in loan pools and asset-backed securities. The Fund normally invests a substantial amount of its assets in lower-grade, high-yield debt securities, and can do so without limit. The Fund may also use certain types of derivative instruments for investment purposes or for hedging, including: options, futures, forward contracts, swaps, certain mortgage-related securities, “structured” notes, and event-linked bonds. The Fund actively manages foreign currency exposure to seek to reduce risk and enhance return. To do so, the Fund may invest in foreign exchange derivatives, including forwards and options that reference foreign currencies, including currencies of developing and emerging market countries. The portfolio managers analyze the overall investment opportunities and risks among the three market sectors in which the Fund invests and seek to moderate the special risks of investing in lower-grade, high-yield debt instruments and foreign securities by building a broadly diversified portfolio. The Fund’s diversification strategies are intended to help reduce share price volatility while seeking current income. The portfolio managers currently focus on securities offering high current income, securities whose market prices tend to move in different directions (to seek overall portfolio diversification), and relative values among the three market sectors in which the Fund invests. These factors may vary in particular cases and may change over time.	liquid in accordance with procedures adopted by the Trust’s Board of Trustees. The Portfolio may also invest in private placement securities. WRIMCO may look at a number of factors in selecting securities for the Portfolio, including the economic environment, interest rate trends and industry fundamentals as well as analysis of the company’s fundamentals, including: financial strength, growth of operating cash flows, strength of management, borrowing requirements, improving debt to cash ratios, potential to improve credit standing, and a strong, defensible market position. After its preliminary determination to invest in securities issued by a company, WRIMCO attempts to optimize the Portfolio’s risk/reward by investing in the debt portion of the company’s capital structure that WRIMCO believes to be most attractive, which may include secured and unsecured loans or floating rate notes, unsecured high-yield bonds, and/or convertible securities trading well below their conversion values. Generally, in determining whether to sell a debt security, WRIMCO uses the same type of analysis that it uses in buying debt securities. For example, WRIMCO may sell a holding if, in WRIMCO’s opinion, the issuer’s financial strength declines, or is anticipated to decline, to an unacceptable level, or if management of the company weakens. WRIMCO may sell a security if the competitive conditions of a particular industry have increased, and it believes the Portfolio should, therefore, reduce its exposure to such industry. WRIMCO also may sell a security if, in WRIMCO’s opinion, the price of the security has risen to reflect the company’s improved creditworthiness and other investments with greater potential exist. WRIMCO may sell a security to reduce the Portfolio’s holding in that security, to take advantage of what it believes to be more attractive investment opportunities or to raise cash.

Proposed Substitution 14

Existing Portfolio	Replacement Portfolio
The Fund may sell securities that the portfolio managers believe are no longer favorable based on these factors. The Fund’s holdings may at times differ significantly from the weightings of the indices comprising its reference index (the “Reference Index”). The Fund’s Reference Index is a customized weighted index currently comprised of the following underlying broad-based security indices: 40% Citigroup Non-U.S. World Government Bond Index, 30% J.P. Morgan Domestic High Yield Index, and 30% Barclays U.S. Aggregate Bond Index. The Fund is not managed to be invested in the same percentages as those indices comprising the Reference Index. The Fund has established a Cayman Islands exempted company that is wholly-owned and controlled by the Fund (the “Subsidiary”). The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary invests primarily in commodity-linked derivatives (including commodity futures, financial futures, options and swap contracts) and exchange traded funds related to gold or other special minerals (“Gold ETFs”). The Subsidiary may also invest in certain fixed-income securities and other investments that may serve as margin or collateral for its derivatives positions. Investments in the Subsidiary are intended to provide the Fund with exposure to commodities market returns within the limitations of the federal tax requirements that apply to the Fund. The Fund applies its investment restrictions and compliance policies and procedures, on a look-through basis, to the Subsidiary. The Fund’s investment in the Subsidiary may vary based on the portfolio managers’ use of different types of commodity-linked derivatives, fixed-income securities, Gold ETFs, and other investments. Since the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold certain of the investments described in this prospectus, the Fund may be considered to be investing indirectly in those investments through its Subsidiary. Therefore, references in this prospectus to investments by the Fund also may be deemed to include the Fund’s indirect investments through the Subsidiary.

Proposed Substitution 14

	Existing Portfolio	Replacement Portfolio
Principal Risks

The price of the Fund’s shares can go up and down substantially. The value of the Fund’s investments may change because of broad changes in the markets in which the Fund invests or because of poor investment selection, which could cause the Fund to underperform other funds with similar investment objectives. There is no assurance that the Fund will achieve its investment objective. When you redeem your shares, they may be worth more or less than what you paid for them. These risks mean that you can lose money by investing in the Fund.

•     Main Risks of Debt Securities. Debt securities may be subject to credit risk, interest rate risk, prepayment risk, extension risk and event risk. Credit risk is the risk that the issuer of a security might not make interest and principal payments on the security as they become due. If an issuer fails to pay interest or repay principal, the Fund’s income or share value might be reduced. Adverse news about an issuer or a downgrade in an issuer’s credit rating, for any reason, can also reduce the market value of the issuer’s securities. Interest rate risk is the risk that when prevailing interest rates fall, the values of already-issued debt securities generally rise; and when prevailing interest rates rise, the values of already-issued debt securities generally fall, and they may be worth less than the amount the Fund paid for them. When interest rates change, the values of longer-term debt securities usually change more than the values of shorter-term debt securities. When interest rates fall, debt securities may be repaid more quickly than expected and the Fund may be required to reinvest the proceeds at a lower interest rate. This is referred to as “prepayment risk.” When interest rates rise, debt securities may be repaid more slowly than expected and the value of the Fund’s holdings may fall sharply. This is referred to as “extension risk.” Interest rate changes normally have different effects on variable or floating rate securities than they do on securities with fixed interest rates. Event risk is the risk that an issuer could be subject to an event, such as a buyout or debt restructuring, that interferes with its ability to make timely interest and principal payments and cause the value of its debt securities to fall.

•     Fixed-Income Market Risks. Economic and other market developments can adversely affect fixed-income securities markets in the United States, Europe and elsewhere. At times, participants in debt securities markets may develop concerns

•     Company Risk. A company may perform worse than the overall market due to specific factors, such as adverse changes to its business or investor perceptions about the company.

•     Credit Risk. An issuer of a fixed-income obligation may not make payments on the obligation when due or may default on its obligation.

•     Foreign Exposure Risk. The securities of many companies may have significant exposure to foreign markets as a result of the company’s products or services in those foreign markets. As a result, a company’s domicile and/or the markets in which the company’s securities trade may not be fully reflective of its sources of revenue. Such securities would be subject to some of the same risks as an investment in foreign securities, including the risk that political and economic events unique to a country or region will adversely affect those markets in which the company’s products or services are sold.

•     Foreign Securities Risk. Investing in foreign securities involves a number of economic, financial, legal and political considerations that may not be associated with the U.S. markets and that could affect the Portfolio’s performance unfavorably, depending upon the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; fluctuations in foreign currency exchange rates and related conversion costs; adverse foreign tax consequences; different and/or less stringent financial reporting standards; custody; and settlement delays. In addition, key information about the issuer, the markets or the local government or economy may be unavailable, incomplete or inaccurate.

•     Interest Rate Risk. A rise in interest rates may cause a decline in the value of the Portfolio’s securities, especially securities with longer maturities. A decline in interest rates may cause the Portfolio to experience a decline in its income.

•     Liquidity Risk. Generally, a security is liquid if the Portfolio is able to sell the security at a fair price within a reasonable time. Liquidity is generally related to the market trading volume for a particular security. Illiquid securities may trade at a

Proposed Substitution 14

Existing Portfolio	Replacement Portfolio

         about the ability of certain issuers of debt securities to make timely principal and interest payments, or they may develop concerns about the ability of financial institutions that make markets in certain debt securities to facilitate an orderly market. Those concerns can cause increased volatility in those debt securities or debt securities markets. Under some circumstances, as was the case during the latter half of 2008 and early 2009, those concerns could cause reduced liquidity in certain debt securities markets. A lack of liquidity or other adverse credit market conditions may hamper the Fund’s ability to sell the debt securities in which it invests or to find and purchase suitable debt instruments.

•     Special Risks of Lower-Grade Securities. Lower-grade securities, whether rated or unrated, may be subject to wider market fluctuation, greater credit risk and greater risk of loss of income and principal than investment-grade securities. The market for lower-grade securities may be less liquid and therefore they may be harder to sell at an acceptable price, especially during times of market volatility or decline. Because the Fund can invest without limit in lower-grade securities, the Fund’s credit risks are greater than those of funds that buy only investment-grade securities.

•     Special Risks of Sovereign Debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse, or otherwise be unable, to pay interest or repay principal on its sovereign debt. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of such sovereign debt may be collected. A restructuring or default of sovereign debt may also cause additional impacts to the financial markets, such as downgrades to credit ratings, a flight to quality debt instruments, disruptions in common trading markets or unions, reduced liquidity, increased volatility, and heightened financial sector, foreign securities and currency risk, among others.

•     Sector Allocation Risk. In allocating investments among its three principal market sectors, the Fund seeks to take advantage of discount from comparable, more liquid investments and may be subject to wider fluctuations in market value. Less liquid securities are more difficult to dispose of at their recorded values and are subject to increased spreads and volatility. Also, the Portfolio may not be able to dispose of illiquid securities at a favorable time or price.

•     Loan Risk. In addition to the risks typically associated with fixed-income securities, loans carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

•     Low-rated Securities Risk. In general, low-rated debt securities (commonly referred to as “high yield” or “junk” bonds) offer higher yields due to the increased risk that the issuer will be unable to meet its obligations on interest or principal payments at the time called for by the debt instrument. For this reason, these securities are considered speculative and could significantly weaken the Portfolio’s returns. In adverse economic or other circumstances, issuers of these low-rated securities and obligations are more likely to have difficulty making principal and interest payments than issuers of higher-rated securities and obligations.

•     Management Risk. Portfolio performance is primarily dependent on WRIMCO’s skill in evaluating and managing the Portfolio’s holdings and the Portfolio may not perform as well as other similar mutual funds.

•     Market Risk. Adverse market conditions, sometimes in response to general economic or industry news, may cause the prices of the Portfolio’s holdings to fall as part of a broad market decline. The financial crisis in the U.S. and foreign economies over the past several years, including the European sovereign debt crisis, has resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both U.S. and foreign, and in the net asset values (NAVs) of many mutual funds, including to some extent the Portfolio. Global economies and financial

Proposed Substitution 14

Existing Portfolio	Replacement Portfolio

         the potential lack of performance correlation between those sectors. There is the risk that the evaluations regarding the sectors’ relative performance may be incorrect and those sectors may all perform in a similar manner under certain market conditions.

•     Main Risks of Foreign Investing. Foreign securities are subject to special risks. Foreign issuers are usually not subject to the same accounting and disclosure requirements that U.S. companies are subject to, which may make it difficult for the Fund to evaluate a foreign company’s operations or financial condition. A change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency and in the value of any income or distributions the Fund may receive on those securities. The value of foreign investments may be affected by exchange control regulations, foreign taxes, higher transaction and other costs, delays in the settlement of transactions, changes in economic or monetary policy in the United States or abroad, expropriation or nationalization of a company’s assets, or other political and economic factors. These risks may be greater for investments in developing or emerging market countries.

•     Foreign Currency Risk. Fluctuations in foreign currency values will result in fluctuations in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars. The dollar value of foreign investments may also be affected by exchange controls. The portfolio manager’s selection of foreign currency denominated investments may not perform as expected. Currency derivative investments may be particularly volatile and subject to greater risks than other types of foreign-currency denominated investments.

•     Special Risks of Developing and Emerging Markets. The economies of developing or emerging market countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. The governments of developing and emerging market markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in another country or region, which in turn may adversely affect securities held by the Portfolio. These circumstances have also decreased liquidity in some markets and may continue to do so. In addition, certain unanticipated events, such as natural disasters, terrorist attacks, war, and other geopolitical events, can have a dramatic adverse effect on securities held by the Portfolio.

•     Private Placements and Other Restricted Securities Risk. Restricted securities, which include private placements, are securities that are subject to legal or contractual restrictions on resale, and there can be no assurance of a ready market for resale. The Portfolio could find it difficult to sell privately placed securities and other restricted securities when WRIMCO believes it is desirable to do so, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, and the prices realized could be less than those originally paid or less than the fair market value. At times, it also may be difficult to determine the fair value of such securities for purposes of computing the NAV of the Portfolio.

•     Reinvestment Risk. A decline in interest rates may cause issuers to prepay higher-yielding debt securities held by the Portfolio, resulting in the Portfolio reinvesting in securities with lower yields, which may cause a decline in its income.

Proposed Substitution 14

Existing Portfolio	Replacement Portfolio

         countries may also be more unstable than the governments of more developed countries. These countries generally have less developed securities markets or exchanges, and less developed legal and accounting systems. Securities may be more difficult to sell at an acceptable price and may be more volatile than securities in countries with more mature markets. The value of developing or emerging market currencies may fluctuate more than the currencies of countries with more mature markets. Investments in developing or emerging market countries may be subject to greater risks of government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets, restrictions on foreign ownership of local companies and restrictions on withdrawing assets from the country. Investments in securities of issuers in developing or emerging market countries may be considered speculative.

•     Main Risks of Derivative Investments. Derivatives may involve significant risks. Derivatives may be more volatile than other types of investments, may require the payment of premiums, can increase portfolio turnover, may be illiquid, and may not perform as expected. Derivatives are subject to counterparty risk and the Fund may lose money on a derivative investment if the issuer or counterparty fails to pay the amount due. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund’s initial investment. As a result of these risks, the Fund could realize little or no income or lose money from its investment, or a hedge might be unsuccessful.

•     Main Risks of Commodity-Linked Investments. Commodity-linked investments are considered speculative and have substantial risks, including the risk of loss of a significant portion of their principal value. Prices of commodities and commodity-linked investments may fluctuate significantly over short periods due to a variety of factors, including for example agricultural, economic and regulatory developments. These risks may make commodity-linked investments more volatile than other types of investments.

•     Main Risks Of Investments In The Fund’s Wholly-Owned Subsidiary. The Subsidiary is not registered under the Investment Company Act of 1940 and is not

Proposed Substitution 14

	Existing Portfolio	Replacement Portfolio

         subject to its investor protections (except as otherwise noted in this prospectus). As an investor in the Subsidiary, the Fund does not have all of the protections offered to investors by the Investment Company Act of 1940. However, the Subsidiary is wholly-owned and controlled by the Fund and managed by the Manager. Therefore, the Fund’s ownership and control of the Subsidiary make it unlikely that the Subsidiary would take actions contrary to the interests of the Fund or its shareholders. Changes in the laws of the Cayman Islands (where the Subsidiary is organized) could prevent the Subsidiary from operating as described in this prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands currently does not impose certain taxes on exempted companies like the Subsidiary, including income and capital gains tax, among others. If Cayman Islands laws were changed to require such entities to pay Cayman Islands taxes, the investment returns of the Fund would likely decrease.

Management Fee	0.75% of first $200 million 0.72% of next $200 million 0.69% of next $200 million 0.66% of next $200 million 0.60% of next $200 million 0.50% over $1 billion Current: 0.58%	0.63%

Other Expenses	0.14%	0.06%

12b-1 Fee	0.25%	0.25%

Acquired Fund Fees & Expenses	0.06%	0.00%

Total Gross Expenses	1.03%	0.94%

Expense Waiver	0.06%	0.00%

Total Net Expenses	0.97%	0.94%

Total Net Fund Assets (12/31/2012)	$2,582,717,156	$448,997,000

40 Act Registration File #	811-04108	811-05017

33 Act Registration File #	002-93177	033-11466

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of Minnesota Life Insurance Company (“Minnesota Life”), the business and affairs of each of its separate accounts named in this Application (“Separate Accounts”), as a unit investment trust, are conducted by Minnesota Life, as depositor thereof, pursuant to its Charter and By-Laws. In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of Minnesota Life authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this amended Application. Copies of these resolutions were filed as Exhibit A to the original Application. Minnesota Life, on behalf of itself and its Separate Accounts has caused this amended Application to be duly signed, in the City of St. Paul and State of Minnesota on the 27th day of March, 2014.

MINNESOTA LIFE INSURANCE COMPANY

VARIABLE ANNUITY ACCOUNT

MINNESOTA LIFE VARIABLE LIFE ACCOUNT

MINNESOTA LIFE VARIABLE UNIVERSAL LIFE ACCOUNT

GROUP VARIABLE UNIVERSAL LIFE ACCOUNT

VARIABLE UNIVERSAL LIFE ACCOUNT II

By:	/s/ Gary R. Christensen
Name: Gary R. Christensen
Title: Senior Vice President, General Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated March 27, 2014, for and on behalf of:

MINNESOTA LIFE INSURANCE COMPANY

VARIABLE ANNUITY ACCOUNT

MINNESOTA LIFE VARIABLE LIFE ACCOUNT

MINNESOTA LIFE VARIABLE UNIVERSAL LIFE ACCOUNT

GROUP VARIABLE UNIVERSAL LIFE ACCOUNT

VARIABLE UNIVERSAL LIFE ACCOUNT II;

that he is Senior Vice President, General Counsel and Secretary of Minnesota Life Insurance Company; and that all action by the members of the Board of Directors of Minnesota Life Insurance Company necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Gary R. Christensen
Name: Gary R. Christensen
Title: Senior Vice President, General Counsel and Secretary Minnesota Life Insurance Company

AUTHORIZATION AND SIGNATURES

Under the current Charter and By-Laws of Securian Life Insurance Company (“Securian Life”), the business and affairs of its separate account named in this Application (“Separate Accounts), as a unit investment trust, are conducted by Securian Life, as depositor thereof, pursuant to its Charter and By-Laws. In accordance with the aforesaid Charter and By-Laws, resolutions were adopted by a vote of the Board of Directors of Securian authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this amended Application. Copies of these resolutions were filed as Exhibit B to the original Application. Securian Life, on behalf of itself and its Separate Accounts has caused this amended Application to be duly signed, in the City of St. Paul and State of Minnesota on the 27th day of March, 2014.

SECURIAN LIFE INSURANCE COMPANY SECURIAN LIFE VARIABLE UNIVERSAL LIFE ACCOUNT

By:	/s/ Gary R. Christensen
Name:	Gary R. Christensen
Title:	Senior Vice President, General Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated March 27, 2014, for and on behalf of:

SECURIAN LIFE INSURANCE COMPANY

SECURIAN LIFE VARIABLE UNIVERSAL LIFE ACCOUNT;

that he is Senior Vice President, General Counsel and Secretary of Securian Life Insurance Company; and that all action by the members of the Board of Directors of Securian Life Insurance Company necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Gary R. Christensen
Name: Gary R. Christensen
Title: Senior Vice President, General Counsel and Secretary
Securian Life Insurance Company

AUTHORIZATION AND SIGNATURES

Under the current Declaration of Trust and By-Laws of Securian Funds Trust (“SFT”), the business and affairs of SFT are conducted by its Board of Trustees. In accordance with the aforesaid Declaration and By-Laws, a resolution was adopted by a vote of the Board of Trustees of SFT authorizing the appropriate officers to prepare, execute and file with the Securities and Exchange Commission various documents, including this amended Application. A copy of this resolution was filed as Exhibit C to the original Application. SFT has caused this amended Application to be duly signed on its behalf, in the City of St. Paul and State of Minnesota on the 27th day of March, 2014.

SECURIAN FUNDS TRUST

By:	/s/ David M. Kuplic
Name:	David M. Kuplic
Title:	President

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated March 27, 2014, for and on behalf of

SECURIAN FUNDS TRUST;

that he is the President of such Trust; and that all action by the members of the Board of Trustees of such Trust necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further state that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David M. Kuplic
Name: David M. Kuplic
Title: President Securian Funds Trust

EXHIBIT LIST

The following exhibits were previously filed with the original Application on August 22, 2013.

A. Resolutions of Board of Directors of Minnesota Life Insurance Company

•	Certificate of Secretary for the following resolutions:

•	Variable Annuity Account (formerly Separate Account H) (September 4, 1984)

•	Minnesota Life Variable Life Account (October 21, 1985)

•	Minnesota Life Variable Universal Life Account (August 8, 1994)

•	Group Variable Universal Life Account (formerly Separate Account 260) (June 11, 2013)

•	Variable Universal Life Account II (June 11, 2013)

B. Resolutions of Board of Directors of Securian Life Insurance Company

•	Certificate of Secretary for resolutions of Securian Life Variable Universal Life Account (December 1, 2004)

C. Resolutions of Board of Trustees of Securian Funds Trust

•	Certificate of Secretary for resolutions adopted on July 25, 2013